SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the period ended June 30, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) AND ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT, INCLUDING WITHOUT LIMITATION REFERENCES TO “CONSOLIDATED OPERATING PROFIT” AND OPERATING PROFIT AS IT RELATES TO THE ALLIANZ GROUP, INCLUDING THE TABLES ENTITLED “OPERATING PROFIT” ON PAGE 2 AND PAGE 4 (AS IT RELATES TO THE ALLIANZ GROUP) AND THE SECTION ENTITLED “RECONCILIATION OF CONSOLIDATED OPERATING PROFIT AND INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS IN EARNINGS”, AND TO ANY OTHER NON-GAAP FINANCIAL MEASURES, IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Content

Condensed Consolidated Interim Financial Statements for the Second Quarter and the First Half of 2008

Detailed Index	41

Condensed Consolidated Interim Financial Statements	42

Notes to the Condensed Consolidated Interim Financial Statements	47

Allianz Share

Development of the Allianz share price since January 1, 2008 indexed on the Allianz share price in €

Source: Thomson Financial Datastream

Current information on the development of the Allianz share price is available on the internet at www.allianz.com/share.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London,
Paris, Zurich, Milan, New York
Security Codes	WKN 840 400
ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Fax:     + 49 89 3800 3899

E-Mail: investor.relations@allianz.com

Internet: www.allianz.com/investor-relations

For telephone enquiries, our “Allianz Investor Line” is available:

  + 49 1802 2554269

  + 49 1802 ALLIANZ

Allianz Group Key Data

		Three months ended June 30,			Six months ended June 30,
		2008	2007	Change from previous year	2008	2007	Change from previous year
INCOME STATEMENT
Total revenues 1)	€ mn	22,037	24,337	(9.5)%	49,690	53,660	(7.4)%
Operating profit 2)	€ mn	2,104	3,288	(36.0)%	3,960	6,158	(35.7)%
Net income	€ mn	1,542	2,140	(27.9)%	2,690	5,380	(50.0)%

SEGMENTS
Property-Casualty
Gross premiums written	€ mn	9,842	9,982	(1.4)%	23,552	24,093	(2.2)%
Operating profit 2)	€ mn	1,683	1,894	(11.1)%	3,162	3,161	0.0%
Net income	€ mn	1,822	1,380	32.0%	2,879	2,560	12.5%
Combined ratio	%	93.5	92.9	0.6 pts	94.1	94.8	(0.7) pts

Life/Health
Statutory premiums	€ mn	10,729	11,758	(8.8)%	23,056	24,084	(4.3)%
Operating profit 2)	€ mn	703	758	(7.3)%	1,292	1,508	(14.3)%
Net income	€ mn	425	479	(11.3)%	877	1,032	(15.0)%
Statutory expense ratio	%	12.2	9.6	2.6 pts	10.5	8.4	2.1 pts

Banking
Operating revenues	€ mn	694	1,850	(62.5)%	1,472	3,951	(62.7)%
Operating profit 2)	€ mn	(568)	448	n.m.	(1,024)	1,148	n.m.
Net income	€ mn	(552)	411	n.m.	(1,090)	1,036	n.m.
Cost-income ratio	%	172.0	72.3	99.7 pts	164.1	69.4	94.7 pts

Asset Management
Operating revenues	€ mn	738	797	(7.4)%	1,465	1,577	(7.1)%
Operating profit 2)	€ mn	281	325	(13.5)%	522	637	(18.1)%
Net income	€ mn	120	134	(10.4)%	198	233	(15.0)%
Cost-income ratio	%	61.9	59.2	2.7 pts	64.4	59.6	4.8 pts

BALANCE SHEET
Total assets as of June 30, 3)	€ mn	1,016,396	1,061,149	(4.2)%	1,016,396	1,061,149	(4.2)%
Shareholders’ equity as of June 30, 3)	€ mn	40,457	47,753	(15.3)%	40,457	47,753	(15.3)%
Minority interests as of June 30, 3)	€ mn	3,398	3,628	(6.3)%	3,398	3,628	(6.3)%

SHARE INFORMATION
Basic earnings per share	€	3.44	4.85	(29.1)%	5.98	12.32	(51.5)%
Diluted earnings per share	€	3.39	4.75	(28.6)%	5.85	12.08	(51.6)%
Share price as of June 30, 3)	€	111.90	147.95	(24.4)%	111.90	147.95	(24.4)%
Market capitalization as of June 30, 3)	€ bn	50.6	66.6	(24.0)%	50.6	66.6	(24.0)%

OTHER DATA
Third-party assets under management as of June 30, 3)	€ bn	740	765	(3.3)%	740	765	(3.3)%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)	2007 figures as of December 31, 2007.

Executive Summary and Outlook 1)

– Revenues were 7.4 % lower as a tough environment resulted in a slowdown in sales of unit-linked life insurance    products and a net dealing loss in Banking.

– Operating profit decreased by € 1.2 billion mainly attributable to Banking. Other segments were resilient.

– Net income was € 0.6 billion lower as a result of reduced operating profit.

– Capital position remains strong.

Total revenues
in € bn

(9.5) %
internal growth: (7.4) %
30
25
20
15
10
5
0
24.1
22.6
24.8
29.3
24.3
23.0
25.9
27.7
22.0
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2006
2007
2008

Operating profit
in € mn

(36.0) %
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,794
2,660
2,255
2,870
3,288
2,604
2,153
1,856
2,104
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2006
2007
2008

Net income
in € mn

(27.9) %
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,279
1,591
1,372
3,240
2,140
1,921
665
1,148
1,542
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2006
2007
2008

Shareholders' equity [2)]
in € mn

60,000
50,000
40,000
30,000
20,000
10,000
0
49,650
47,753
44,981
40,457
(10.1) %
31 Dec 2006
31 Dec 2007
31 Mar 2008
30 Jun 2008

1)

The Allianz Group operates and manages its activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. Effective January 1, 2006, in addition to our four operating segments and with retrospective application, we introduced a fifth business segment named Corporate.

2)	Does not include minority interests.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Allianz Group’s Consolidated Results of Operations

In the second quarter of 2008 (2Q 2008), we recorded revenues of € 22,037 million, and delivered € 2,104 million of operating profit and € 1,542 million of net income. Compared to the second quarter of 2007 (2Q 2007), results declined significantly.

Operating profit declined by 36.0 % to € 2,104 million. This shortfall is almost entirely due to banking operations. Mark-downs on asset-backed securities (“ABS”), counterparty default adjustments on monoliners and mark-to-market valuations of other trading positions led to a net dealing loss at Dresdner Bank of € 627 million after a net trading income of € 351 million a year ago. In contrast, operating profit from our insurance and Asset Management businesses was resilient despite the credit crisis.

With income from non-operating items relatively flat at € 82 million, net income was almost entirely driven by operating profit.

Total revenues 1)

Total revenues – Segments

in € mn

Total revenues decreased by 9.5 % to € 22,037 million. On an internal basis2), growth declined by 7.4%. This was due to decreased revenues from the sale of unit-linked life insurance products, lower contribution from our bancassurance sales channels and the net dealing loss from our investment bank.

Property-Casualty

At € 10,114 million, gross premiums written were 3.1 % ahead of previous year on an internal basis. On a nominal basis, revenues were down by 1.4 % to € 9,842 million, mainly reflecting the reclassification of AGF’s health business which was transferred to the Life/Health segment. Adjusted for the health business transferred, revenues increased by 1.4%. With the exception of Italy and Credit Insurance, we saw growth in almost all regions and lines of business, though

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to page 39 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole. Starting in 2Q 2008 we will focus our comments on internal growth, in order to provide more comparable information.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

premium growth at Allianz Sach in Germany was flat. A key growth driver was our activities in the emerging markets 1), where our expansion strategy continued to pay off.

For the first half year, gross premiums written increased by 1.1 % on an internal basis to € 23,827 million. Nominal growth amounted to (2.2) %, with premiums of € 23,552 million. Adjusted for the health business transferred, the premium growth rate was flat at 0.1%.

Life/Health

Statutory premiums from our life/health business decreased by 8.0 % on an internal basis to € 11,070 million in the second quarter 2008. On a nominal basis revenues dropped by 8.8 % to € 10,729 million. Adjusted for the health business transferred, premiums declined by 10.9%. Premiums from unit-linked products and revenues from our bancassurance sales channels declined whereas traditional life insurance products recorded strong growth in Germany, Switzerland and Belgium.

On a year-to-date basis the reduction of statutory premiums was lower – down 3.8 % to € 23,727 million on an internal basis, and down 4.3 % to € 23,056 on a nominal basis. Adjusted for the transfer of AGF’s health business, premiums declined by 6.5%.

Banking

In the second quarter, revenues in our banking segment decreased to a nominal € 694 million. This development was mainly driven by the financial markets turbulence which led to significant shortfalls, resulting in a net dealing loss of € (630) million coming from a gain of € 354 million. Net fee and commission income showed weak development for the same reason, whereas net interest income was stable.

In the first six months revenues were down 62.7 % to a nominal € 1,472 million, mostly driven by a net dealing loss of € 1,192 million, after a gain of € 695 million a year earlier.

1)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Northern Africa and Africa/Near East.

Asset Management

Net inflows of € 33 billion exceeded the prior year performance by far, however negative foreign currency effects alone more than outweighed the high net inflows. With € 740 billion as of June 30, 2008 third party assets under management were € 25 billion below the year end 2007 level.

Operating revenues dropped by a nominal 7.4 % and 7.1 % on a quarter-over-quarter and year-to-date basis to € 738 million and € 1,465 million, respectively. A shortfall in net fee and commission income, unfavorable currency effects as well as lower mark-to-market valuation of seed money investments in the United States were the main reasons for this development.

Operating profit

Operating profit – Segments

in € mn

Operating profit amounted to € 2,104 million, a decline of €1,184 million compared to the record quarter of 2Q 2007.

Property-Casualty

Operating profit decreased by 11.1 % to € 1,683 million, mainly due to reduced investment income and a high impact from smaller natural catastrophes. Our combined ratio increased to 93.5%.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

On a six months basis, operating profit was stable at € 3,162 million.

Life/Health

Despite the tough economic environment, we generated an operating profit of € 703 million. Maintaining operating profit on such levels attests to the underlying strength of our business. Nevertheless, turbulence in the financial markets affected our operating profit through higher impairments and lower realized gains.

On a six months basis, operating profit was down by 14.3 % to € 1,292 million. In the prior year, we recorded large realized gains in the first quarter due to the favorable market conditions existing at the time.

Banking

As a result of the weak revenue situation operating profit declined by € 1,016 million (1H 2008: € (2,172) million) leading to an operating loss of € 568 million (1H 2008: € (1,024) million). We achieved significant cost savings in almost every expense category. Administrative expenses were down 12.7 % to € 1,165 million in 2Q 2008 and down 13.2 % to € 2,383 million in the first half.

Asset Management

At € 281 million, operating profit decreased by € 44 million from a year ago in the quarter-over-quarter comparison, with foreign exchange having a significant impact. Operating revenues increased by 4.3% on an internal basis. Underlying operating expenses reflect our continuous investment in business expansion and future growth. The cost-income ratio increased by 2.7 percentage points to 61.9%. On a year-to-date basis, it amounted to 64.4%, up 4.8 percentage points.

Corporate Segment

Operating profit amounted to € 5 million coming from a loss of € 10 million and the operating loss for the first half stood at € 71 million, 36.0 % lower than in the respective period in 2007.

Non-operating result

Non-operating items showed a gain of € 82 million after a non-operating loss of € 90 million a year ago.

Impairments on investments were € 498 million higher than in 2Q 2007, however the increase was outweighed by the higher level of realized gains of € 604 million. A large portion of these gains resulted from large scale transactions at profits already locked-in in prior years, plus smaller, planned divestment activities. Lower interest expense from external debt and decreased acquisition expenses contributed to the improvement in non-operating items.

We recorded a non-operating gain of € 128 million for the first half of 2008, representing a decline of € 1,468 million as impairments on investments increased significantly by € 894 million and realized gains declined by € 791 million. In the prior year, we recorded realized gains net of impairments of € 2,446 million stemming primarily from the sales of equity investments in a very favorable market environment.

Net income

Net income of € 1,542 million was almost entirely derived from operating profit. Lower income tax expenses mainly resulting from lower income tax rates applied on lower taxable income in 2Q 2008, and lower minorities in earnings due to the minority buy-out at AGF in France completed last year positively contributed to net income development. The effective tax rate was down by 1.5 percentage points to 25.3%.

On a six months basis, net income of € 2,690 million was also derived mainly from operating profit. Lower income tax expenses and reduced minority interests in earnings contributed positively to net income.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Earnings per share 1)

in €

1)	See note 35 to our condensed consolidated interim financial statements for further details.

Segment Information – Total Revenues and Operating Profit

	Property- Casualty		Life/Health		Banking		Asset Management		Corporate		Consolidation		Group
	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Three months ended June 30,
Total revenues 1)	9,842	9,982	10,729	11,758	694	1,850	738	797	—	—	34	(50)	22,037	24,337
Operating profit (loss)	1,683	1,894	703	758	(568)	448	281	325	5	(10)	—	(127)	2,104	3,288
Non-operating items	626	180	(58)	15	68	39	(89)	(82)	(244)	(74)	(221)	(168)	82	(90)
Income (loss) before income taxes and minority interests in earnings	2,309	2,074	645	773	(500)	487	192	243	(239)	(84)	(221)	(295)	2,186	3,198
Income taxes	(432)	(578)	(200)	(234)	(37)	(56)	(71)	(101)	184	80	4	31	(552)	(858)
Minority interests in earnings	(55)	(116)	(20)	(60)	(15)	(20)	(1)	(8)	(3)	(4)	2	8	(92)	(200)
Net income (loss)	1,822	1,380	425	479	(552)	411	120	134	(58)	(8)	(215)	(256)	1,542	2,140
Six months ended June 30,
Total revenues 1)	23,552	24,093	23,056	24,084	1,472	3,951	1,465	1,577	—	—	145	(45)	49,690	53,660
Operating profit (loss)	3,162	3,161	1,292	1,508	(1,024)	1,148	522	637	(71)	(111)	79	(185)	3,960	6,158
Non-operating items	721	844	(40)	118	116	156	(204)	(204)	(346)	437	(119)	245	128	1,596
Income (loss) before income taxes and minority interests in earnings	3,883	4,005	1,252	1,626	(908)	1,304	318	433	(417)	326	(40)	60	4,088	7,754
Income taxes	(910)	(1,115)	(336)	(435)	(153)	(224)	(117)	(181)	270	55	20	75	(1,226)	(1,825)
Minority interests in earnings	(94)	(330)	(39)	(159)	(29)	(44)	(3)	(19)	(10)	(8)	3	11	(172)	(549)
Net income (loss)	2,879	2,560	877	1,032	(1,090)	1,036	198	233	(157)	373	(17)	146	2,690	5,380

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Impact of the financial markets turbulence

The crisis in the mortgage market in the United States led to a devaluation of prices for various asset-backed securities (“ABS”), even for those with a high rating. Primarily, this affected collateralized debt obligations (“CDO”), and residential mortgage-backed securities especially those originating in the United States (“U.S. RMBS”).

The turbulence in the financial markets also impacted our business development, however the impact varied in each business segment.

The major impact of this crisis occurs in the Banking segment, with the substantial portion being attributable to some business units of Dresdner Bank’s investment banking activities. In contrast, impacts on our insurance operations have been far less severe although sales of our unit-linked life insurance products were depressed by the current market conditions. The investment activities of the insurance segments were only impacted to a very limited extent, reflecting the high quality of the asset bases with no material CDO and subprime exposure. Similarly, the direct impact on our Asset Management segment was of minor importance.

Impact on insurance assets

Of our Property-Casualty asset base, ABS made up € 4.7 billion, as of June 30, 2008, which is around 5%. CDOs accounted for € 0.1 billion of this amount. Unrealized losses on CDOs of € 3 million were recorded in our equity.

Within our Life/Health asset base, ABS amounted to € 13.6 billion, as of June 30, 2008, which is 4 % of total Life/Health assets. Of these, € 0.2 billion are CDOs. Unrealized losses on CDOs of € 12 million were recorded in our equity.

Subprime expenses within CDOs were negligible.

Impact on investment banking activities of Dresdner Bank

Dresdner Bank is engaged in various business activities involving structured products. These comprise ABS of the trading book, credit enhancements, conduits, leveraged buy-out commitments and structured investment vehicles.

Furthermore, Dresdner Bank has sold credit protection for third party ABS and has re-insured these positions with monoline insurers (“monoliners”).

Net asset-backed securities of the trading book1)

As of June 30, 2008, Dresdner Bank carried ABS trading assets of a net notional € 6.9 billion. The majority of these ABS are of a high quality, with 68 % of them rated A or better.

Breakdown of exposure by rating class

in %

After write-downs, the net exposure after monoliner protection amounts to € 4.6 billion as of June 30, 2008. It contains € 0.9 billion CDOs, € 0.7 billion U.S. RMBS and € 3.0 billion other ABS. Because the financial markets turbulence mainly affected CDOs and U.S. RMBS, these net exposures are classified as “critical ABS”. We took substantial write-downs on CDOs and U.S. RMBS, recognizing the different quality and characteristics of the assets.

Exposure type	Exposure 1) as of 31/12/2007	Exposure 1) as of 30/06/2008	Markdowns 2Q 2008	Remaining book value as of 30/06/2008
	€ mn	€ mn		€ mn
U.S. RMBS
Prime	713	664	34	446
Midprime	336	316	62	84
Subprime	617	554	81	149
Total U.S. RMBS	1,666	1,534	177	679
CDO
High grade	1,615	1,508	97	864
Mezzanine	667	622	—	—
Total CDO	2,282	2,130	97	864

1)	Before markdowns

1)	Net of monoline exposures. In respect of the monoliner protection and our indirect ABS exposure please refer to page 8 of this report.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Credit enhancements

Credit enhancements are one or more initiatives taken by the originator in a securitization structure to enhance the security, credit or the rating of the securitized instrument. In this context, Dresdner Bank offered second loss protection for credit investment related conduits (“CIRC”). This structure primarily contains ABS.

Under the CIRC structures, Dresdner Bank provides second loss protection, whereas the first loss stays with the client. Additionally, the Bank is entitled to sell the portfolio to the market, if the value of this portfolio falls below a pre-defined threshold. Here as well, the exposure was reduced and as of June 30, 2008, was a notional amount of € 2.1 billion.

Conduits

A conduit is a special purpose entity that securitizes its financial assets, e.g. receivables, by means of commercial papers.

Since the late nineties, Dresdner Bank has arranged the securitization of third party and own asset portfolios through asset-backed commercial paper programmes (“ABCP”) via several conduits. The underlying pool of assets exhibits a good quality, with 79 % having at least an A rating. Dresdner Bank has provided liquidity back-up lines of € 10.6 billion of which € 6.5 billion were undrawn, as of June 30, 2008.

Leveraged buy-out

A leveraged buy-out is a financing transaction involving a significant amount of debt.

Dresdner Bank provides credit lines for these transactions, the bulk of which are typically syndicated. As of June 30, 2008, Dresdner Bank’s LBO exposure amounted to € 4.2 billion containing drawn and undrawn amounts.

Monoliner

Dresdner Bank has entered into business relations with monoliners – companies that guarantee the repayment of a security and the corresponding interest in the event that the issuer defaults – in order to hedge the exposure from ABS.

In addition, Dresdner Bank has provided credit protection via Credit Default Swaps (“CDS”) for ABS exposures. According to our risk policies, most of these CDS positions are re-insured with monoliners.

Only in the case of a default of payment from the underlying assets and a breach of contractual duties of the monoliners, will an ultimate loss occur. This loss amounts to the difference between the guaranteed amount from the monoliner and the value of the underlying assets.

We bought net protection for ABS with a net notional of € 13.0 billion, of which € 8.9 billion have no primary reference to the US mortgage market. In addition, the secured ABS portfolio contains € 4.1 billion of exposures to the US mortgage market, of which we consider € 3.3 billion to be critical and expect – based on today’s knowledge – that we have to rely here partially on the monoliner protection. The remaining € 0.8 billion are U.S. RMBS.

Dresdner Bank’s gross counterparty risk amounted to € 2.4 billion. In order to hedge the monoliner default risk, the bank bought Credit Default Swaps from third parties on the various monoliners in a total amount of € 0.4 billion, leaving us with net a counterparty exposure of € 2.0 billion.

The positive market value of the protection bought from monoliners amounted to € 1.1 billion. In addition to that, we built up Counterparty Default Adjustments (CDAs) against the positive market value of € 0.4 billion, leaving us with a net book value of € 0.7 billion.

Breakdown of net book value

	Mark-to- market	CDA	Net book value as of 30/06/2008
Monoliner 1	490	249	241
Monoliner 2	306	125	181
Monoliner 3	101	2	99
Monoliner 4	68	15	53
Monoliner 5	62	10	52
Monoliner 6	36	15	21
Monoliner 7	17	7	10
Monoliner 8	4	1	3
Monoliner 9	—	—	—
Total	1,084	424	660

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

The underlyings show a good quality, with 88 % of them being investment grade (having at least an A rating):

Breakdown of exposure by rating class

in %

As disclosed in our subsequent event section on page 88 we have entered into restructuring discussions with one mono-liner.

Structured Investment Vehicles (“SIV”)

A structured investment vehicle is an entity that primarily invests in long-term, high quality securities. The investments are refinanced by medium term notes (“MTN”) or commercial papers (“CP”).

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which Dresdner Bank will provide a support facility to the Structured Investment Vehicle K2 for the benefit of the senior note holders. The agreement consists of a U.S.$ 1.5 billion committed revolving mezzanine credit facility and a ‘backstop’ facility.

We have fully consolidated K2 since the end of 1Q 2008.

K2 has a well diversified portfolio that is predominantly composed of MBS, CLO and ABS and holds no direct exposure to subprime assets or CDOs on ABS/MBS. In the second quarter, the volume of K2 has been further reduced by 34.8 % to € 8.8 billion. The remaining assets are of a high quality with 91 % having at least an AA rating.

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and there are no identified risks which could in the future pose a threat to the existence of the Allianz Group.

The impacts from the subprime-crisis are described in the paragraph “Impacts from the financial markets turbulence”.

The information contained in the risk report in our 2007 Annual Report is still valid.

Events After the Balance Sheet Date

See “Outlook” below and Note 39 to the consolidated financial statements.

Opportunities

As presented in our 2007 Annual Report, we remain confident that the business prospects for financial service providers remain positive.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Outlook

In macro-economic terms, conditions are challenging for business and consumers. Both are confronted with weak and volatile capital markets, increasing inflation, high oil prices, the risk of recession or even stagflation, a weak U.S. dollar, illiquid credit markets, falling property prices and increasing interest rates. This has created a sentiment of risk-aversion in the minds of consumers and tough trading conditions for businesses.

As discussed in our first quarter 2008 results, the further achievement of our targets was subject to a positive swing in financial markets. This has not materialized up to now. Although our underlying fundamentals remain healthy, these further deteriorating markets also affect Allianz.

We expect this difficult market environment to continue to 2009, therefore our 2006 long-term operating profit growth target of 10 % CAGR1) through 2009 cannot be maintained.

Due to expected market conditions accurate earnings predictions, especially for Banking, are not feasible. However our underlying operating profitability in Insurance and Asset Management is stable enough to generate a run rate before Banking of € 9 billion plus in 2008 and 2009.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

1)	Compound Annual Growth Rate

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

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Property-Casualty Insurance Operations

– 3.1% internal revenue growth.

– Segment’s performance is at target level, with strong operating profit of € 1.7 billion despite high level of weather-

   related claims in the second quarter.

– Combined ratio of 93.5% achieved.

Earnings Summary

Gross premiums written1)

2008 to 2007 second quarter comparison

Gross premiums written on an internal basis were 3.1% ahead of previous year at € 10,114 million. We maintained our focus on profitability and selectively wrote only those risks which we believe will generate adequate returns. This disciplined underwriting approach limited the negative pricing impacts stemming from still softening markets, while at the same time achieving organic growth.

On a nominal basis, gross premiums written were down by 1.4% to € 9,842 million with the decline mainly caused by the reclassification of € 284 million of AGF’s health business to the Life/Health segment, and negative currency translation effects of € 307 million. Positive impacts resulting from last year’s acquisitions in Russia and Kazakhstan could not compensate for these effects. Adjusted for the health business transferred, revenues were up by 1.4%.

Gross premiums written by region 1)

in %

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

1)   In order to provide more comparable information, starting in 2Q 2008 we will comment the development of our gross premiums written on an internal basis, meaning adjusted for foreign currency translation and (de-) consolidation effects.

We grew in most of our markets, with the exception of Italy and global credit insurance. Revenue development at Allianz Sach in Germany was flat.

In Italy, our operations showed a decline in gross premiums written of € 108 million or 8.1%. Here, a new regulation led to significantly decreased sales volumes from the agents network. Furthermore, prices in Italy were impacted by the Bersani-law, which resulted in a market-wide price reduction.

Our strategy of expansion into emerging markets 2) continued to pay off as premiums grew strongly by € 173 million on a like-for-like basis. Together, these markets contributed € 1,221 million (2Q 2007: € 1,048 million) or 12.1% (2Q 2007: 10.7%) to total gross premiums written.

New Europe contributed € 81 million to revenue growth, adjusted for the full consolidation of Progress Garant in Russia and ATF-Polis in Kazakhstan. The main driver for the growth was motor insurance business in Poland.

At Allianz Global Corporate & Specialty (“AGCS”) internal revenues were up by 10.7% or € 75 million, driven by new business. This growth was to some extent offset by the currency depreciation of the U.S. Dollar and the GBP compared to the Euro.

2)	New Europe, Asia-Pacific, South America, Mexico, Middle East, Northern Africa and Africa/Near East.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Gross premiums written – Internal growth rates 1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)

Together with our property-casualty reinsurance business assumed, primarily attributable to Allianz SE, within Germany there was an increase of 3.1 % for 2Q 2008 over 2Q 2007 and a decrease of 0.9 % for 1H 2008 over 1H 2007.

2008 to 2007 first half comparison

For the first six months our gross premiums written on an internal basis increased by 1.1% to € 23,827 million. On a nominal basis, revenues were down by 2.2%. Adjusted for the reclassification of € 573 million of AGF’s health business, revenue growth was flat at 0.1%. The developments in most of our markets were largely consistent with the 2008 to 2007 second quarter comparison, while our operations in Germany and at AGCS showed declining revenues.

Operating profit

Operating profit

in € mn

2008 to 2007 second quarter comparison

Operating profit remained strong at € 1,683 million, 11.1% below previous year’s quarter. The main reason behind this decline is lower investment income, stemming from the upstreaming of excess capital to the parent company Allianz SE, resulting in a lower asset base. In addition, we recorded higher losses from weather-related claims than in 2Q 2007. Administrative expenses were € 204 million lower compared to last year’s quarter.

We achieved a combined ratio of 93.5%, well inside our target range.

Our accident year loss ratio increased by 1.5 percentage points to 70.9% mostly driven by losses from hailstorms in Germany and the earthquake in China, amounting to € 222 million combined, as well as increasing claims inflation. At 4.8% the positive net development in prior years’ loss reserves was almost unchanged. Overall, the calendar year loss ratio increased by 1.2 percentage points to 66.1%.

Acquisition and administrative expenses decreased by 4.3% to € 2,589 million. Further efficiency improvements contributed € 43 million to the reduction of administrative expenses. Due to this positive development, our expense ratio improved by 0.6 percentage points to 27.4%.

Interest and similar income was down by 3.6% to € 1,331 million. The reason for this was mainly the 2007 equity investments reduction program resulting in an outflow of € 5.6 billion. € 2.8 billion of these proceeds were used for capital upstreaming to the holding and thereby reduced the segment’s asset base and the current dividend income by about € 80 million. In addition, we recorded € 59 million higher losses from our assets designated at fair value as a result of weak market conditions.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

2008 to 2007 first half comparison

On a six months basis, operating profit proved to be stable at € 3,162 million. Our expense ratio improved by 1.6 percentage points to 26.7% and our combined ratio was down by 0.7 percentage points to 94.1%.

Non-operating result

2008 to 2007 second quarter comparison

The non-operating result increased to a gain of € 626 million. This development was mainly due to much higher net realized gains which were only partly offset by increased impairments of investments.

Net realized gains from investments increased significantly to € 961 million compared to the previous year when no major single sales transaction was recorded. In the second quarter 2008 we recorded gains mainly from large scale transactions which were already locked-in in prior years as well as a number of smaller planned divestment activities.

Non-operating net impairments of investments increased to € 341 million, reflecting the overall weakness in financial markets.

2008 to 2007 first half comparison

In contrast to the second quarter comparison, the non-operating result decreased by 14.6% to a gain of € 721 million for the first six months of 2008. The combined result of significantly lower net realized gains and higher impairments of investments recorded in the first quarter was not outweighed by the positive movements in the second quarter.

Net income

2008 to 2007 second quarter comparison

Net income increased by 32.0% to € 1,822 million. Higher non-operating items as well as lower income tax expenses and minority interests in earnings contributed to this improvement.

Income tax expenses were down to € 432 million, leading to a reduction of the effective tax rate from 27.9% to 18.7%. This resulted mainly from a higher tax-exempt income than in the second quarter 2007.

Lower minority interests in earnings amounted to € 55 million, mainly reflecting the minority buy-out at AGF.

2008 to 2007 first half comparison

For the first six months, net income increased by 12.5% to € 2,879 million.

Income taxes were down to € 910 million, and the effective tax rate fell from 27.8% to 23.4% for the reason mentioned above.

Minority interests in earnings were also lower on a six months basis, amounting to € 94 million.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Property-Casualty segment’s income statement and ratios 1)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Gross premiums written 2)	9,842	9,982	23,552	24,093
Ceded premiums written	(1,115)	(1,245)	(2,400)	(2,831)
Change in unearned premiums	721	919	(2,531)	(2,248)
Premiums earned (net)	9,448	9,656	18,621	19,014
Interest and similar income	1,331	1,380	2,382	2,386
Operating income from financial assets and liabilities carried at fair value through income (net) 3)	(60)	(1)	(46)	16
Operating realized gains/losses (net) 4)	61	1	58	35
Fee and commission income	293	280	560	552
Other income	7	11	257	95
Operating revenues	11,080	11,327	21,832	22,098

Claims and insurance benefits incurred (net)	(6,247)	(6,266)	(12,548)	(12,649)
Changes in reserves for insurance and investment contracts (net)	(70)	(97)	(99)	(178)
Interest expenses	(91)	(92)	(179)	(184)
Loan loss provisions	(1)	(9)	(1)	(9)
Operating impairments of investments (net) 5)	(72)	(5)	(165)	(7)
Investment expenses	(79)	(69)	(202)	(143)
Acquisition and administrative expenses (net)	(2,589)	(2,705)	(4,980)	(5,380)
Fee and commission expenses	(248)	(190)	(496)	(387)
Operating expenses	(9,397)	(9,433)	(18,670)	(18,937)

Operating profit	1,683	1,894	3,162	3,161

Non-operating income from financial assets and liabilities carried at fair value through income (net) 3)	14	(1)	77	(30)
Non-operating realized gains/losses (net) 4)	961	216	1,333	949
Non-operating impairments of investments (net) 5)	(341)	(23)	(683)	(47)
Amortization of intangible assets	(3)	(4)	(7)	(6)
Restructuring charges	(5)	(8)	1	(22)
Non-operating items	626	180	721	844

Income before income taxes and minority interests in earnings	2,309	2,074	3,883	4,005

Income taxes	(432)	(578)	(910)	(1,115)
Minority interests in earnings	(55)	(116)	(94)	(330)
Net income	1,822	1,380	2,879	2,560

Loss ratio 6) in %	66.1	64.9	67.4	66.5
Expense ratio 7) in %	27.4	28.0	26.7	28.3
Combined ratio 8) in %	93.5	92.9	94.1	94.8

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), operating profit, combined ratio, loss ratio and expense ratio by geographic region for the three and six months ended June 30, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
Three months ended June 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 1) € mn	2007 internal 1) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%	2008%	2007%	2008%	2007%
Germany 2)3)	2,136	1,959	2,136	2,072	2,603	2,325	357	467	96.8	92.6	69.1	64.9	27.7	27.7
Italy	1,232	1,340	1,232	1,340	1,171	1,234	301	264	93.2	93.8	69.2	69.8	24.0	24.0
France 4)	842	1,143	842	836	808	1,103	114	163	96.1	96.8	69.1	69.3	27.0	27.5
United Kingdom	528	613	617	613	443	498	66	64	94.6	98.5	61.5	65.3	33.1	33.2
Spain	522	502	522	502	469	452	67	65	91.6	90.9	70.4	71.3	21.2	19.6
Switzerland 2)3)	124	305	121	115	289	402	26	71	94.1	92.3	71.5	66.3	22.6	26.0

Netherlands	222	228	222	228	203	204	24	32	94.1	89.6	63.6	59.0	30.5	30.6
Austria	197	201	197	201	177	183	28	31	92.2	92.9	68.7	69.6	23.5	23.3
Ireland	163	165	163	165	146	154	29	29	93.0	94.7	65.8	70.0	27.2	24.7
Belgium 5)	73	83	73	73	65	75	13	15	97.3	97.9	59.9	63.1	37.4	34.8
Portugal	71	67	71	67	62	62	10	11	91.6	89.9	64.4	62.7	27.2	27.2
Greece	20	19	20	19	14	12	2	1	93.3	97.1	61.4	65.4	31.9	31.7
Western and Southern Europe	746	763	746	753	667	690	111 6)	124 6)	93.5	92.7	65.2	65.2	28.3	27.5

Russia 7)	261	200	252	200	171	155	4	3	107.6	103.6	64.7	65.0	42.9	38.6
Hungary	118	127	118	127	118	125	11	17	100.2	95.8	70.1	68.2	30.1	27.6
Poland	122	95	109	95	83	61	17	7	82.8	93.0	55.4	57.6	27.4	35.4
Romania	83	83	92	83	33	39	1	5	106.8	86.5	83.7	72.1	23.1	14.4
Slovakia	78	70	73	70	76	68	28	32	71.1	61.6	42.3	35.2	28.8	26.4
Czech Republic	66	54	58	54	52	46	7	13	89.8	75.5	67.8	52.4	22.0	23.1
Bulgaria	28	24	28	24	16	15	1	2	100.1	93.1	57.8	47.1	42.3	46.0
Croatia	25	21	25	21	19	14	1	—	99.3	105.9	62.2	69.9	37.1	36.0
New Europe 8)	781	674	755	674	568	523	62	74	96.2	92.0	62.6	60.1	33.6	31.9
Other Europe	1,527	1,437	1,501	1,427	1,235	1,213	173	198	94.7	91.4	64.0	62.6	30.7	28.8

United States	1,061	1,030	1,230	1,195	743	804	141	189	90.9	87.8	63.4	56.0	27.5	31.8
Mexico 9)	74	53	82	53	21	22	1	2	94.7	94.0	68.7	69.1	26.0	24.9
NAFTA	1,135	1,083	1,312	1,248	764	826	142	191	91.0	88.0	63.6	56.4	27.4	31.6

Australia	391	390	399	390	303	311	95	84	89.2	90.8	64.5	65.0	24.7	25.8
Other	109	80	110	80	53	39	5	8	97.7	86.0	60.9	51.0	36.8	35.0
Asia-Pacific	500	470	509	470	356	350	100	92	90.5	90.2	64.0	63.4	26.5	26.8
South America	244	242	242	219	187	180	22	14	96.9	98.7	64.6	63.6	32.3	35.1
Other	30	22	32	22	16	15	4	1	— 10)	— 10)	— 10)	— 10)	— 10)	— 10)
Specialty lines
Allianz Global Corporate & Specialty 2)	778	623	775	700	466	462	166	116	81.8	94.4	57.9	74.3	23.9	20.1
Credit Insurance	437	446	437	446	333	330	112	161	87.3	73.1	60.2	43.4	27.1	29.7
Travel Insurance and Assistance Services	306	270	306	270	308	266	33	24	89.1	107.7	53.6	58.8	35.5	48.9
Subtotal	10,341	10,455	10,584	10,280	9,448	9,656	1,683	1,891	—	—	—	—	—	—
Consolidation 11)	(499)	(473)	(470)	(473)	—	—	—	3	—	—	—	—	—	—
Total	9,842	9,982	10,114	9,807	9,448	9,656	1,683	1,894	93.5	92.9	66.1	64.9	27.4	28.0

1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
2)	Effective 1Q 2008, Allianz Risk Transfer AG is shown within Germany and Allianz Global Corporate & Specialty. Prior year balances have not been adjusted.
3)	Reinsurance business of Allianz Suisse was transferred to Allianz SE. Effective 1Q 2008, renewal business is shown in Germany, run-off business is shown in Switzerland.
4)	Effective 1Q 2008, health business in France is shown within Life/ Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/ Health segment. Prior year balances have not been adjusted.
6)

Contains € 5 mn and € 5 mn for 2Q 2008 and 2Q 2007 respectively and € 11 mn and € 10 mn for 1H 2008 and 1H 2007 respectively from a former operating entity located in Luxembourg. To be continued on page 17.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
Six months ended June 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 1) € mn	2007 internal 1) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%	2008%	2007%	2008%	2007%
Germany 2)3)	6,774	6,575	6,774	6,833	5,035	4,592	952	582	95.6	97.8	70.4	69.2	25.2	28.6
Italy	2,406	2,586	2,406	2,586	2,328	2,431	467	439	93.2	93.6	69.5	69.9	23.7	23.7
France 4)	2,236	2,838	2,236	2,215	1,639	2,217	173	237	97.7	99.0	70.7	71.5	27.0	27.5
United Kingdom	1,034	1,152	1,188	1,152	903	989	124	127	95.9	97.4	62.3	64.1	33.6	33.3
Spain	1,217	1,193	1,217	1,193	931	885	143	135	90.3	90.5	70.2	71.3	20.1	19.2
Switzerland 2)3)	898	1,272	886	867	598	806	76	122	92.4	94.9	69.7	68.3	22.7	26.6

Netherlands	520	534	520	534	396	401	43	57	95.7	91.6	65.0	60.6	30.7	31.0
Austria	539	551	539	551	359	366	46	52	94.7	95.1	71.5	73.1	23.2	22.0
Ireland	363	369	363	369	296	305	59	128	91.6	93.9	65.6	69.3	26.0	24.6
Belgium 5)	184	207	184	181	130	150	23	21	96.7	103.5	58.6	69.2	38.1	34.3
Portugal	158	147	158	147	123	124	20	20	90.7	89.7	64.1	61.8	26.6	27.9
Greece	41	40	41	40	27	24	5	4	89.5	91.6	58.8	61.1	30.7	30.5
Western and Southern Europe	1,805	1,848	1,805	1,822	1,331	1,370	207 6)	292 6)	94.0	94.3	66.0	67.0	28.0	27.3

Russia 7)	486	268	310	268	344	199	2	4	104.2	103.8	63.0	65.3	41.2	38.5
Hungary	301	321	306	321	231	251	29	41	97.3	93.9	66.7	66.5	30.6	27.4
Poland	227	181	206	181	159	117	24	12	88.6	94.6	59.3	60.5	29.3	34.1
Romania	175	173	194	173	70	75	4	4	104.8	94.8	79.8	76.3	25.0	18.5
Slovakia	188	175	179	175	143	135	57	60	67.9	64.0	41.4	37.8	26.5	26.2
Czech Republic	149	132	134	132	107	91	19	25	86.0	77.6	63.9	54.9	22.1	22.7
Bulgaria	54	47	54	47	36	31	5	7	89.9	84.9	55.1	42.8	34.8	42.1
Croatia	51	44	51	44	37	29	3	1	96.5	101.7	63.5	69.2	33.0	32.5
New Europe 8)	1,631	1,341	1,434	1,341	1,127	928	129	143	94.0	91.2	61.4	60.3	32.6	30.9
Other Europe	3,436	3,189	3,239	3,163	2,458	2,298	336	435	94.0	92.3	63.9	64.1	30.1	28.2

United States	1,833	1,912	2,110	2,077	1,428	1,605	230	355	94.0	89.3	65.0	56.5	29.0	32.8
Mexico 9)	112	91	125	92	40	42	5	7	90.9	89.6	66.1	64.0	24.8	25.6
NAFTA	1,945	2,003	2,235	2,169	1,468	1,647	235	362	93.9	89.3	65.0	56.7	28.9	32.6

Australia	742	741	747	741	610	615	136	134	96.6	96.5	72.7	71.3	23.9	25.2
Other	211	162	206	162	106	75	8	11	99.2	93.1	60.9	55.6	38.3	37.5
Asia-Pacific	953	903	953	903	716	690	144	145	97.0	96.1	70.9	69.6	26.1	26.5
South America	481	479	473	432	368	347	38	28	97.6	99.4	64.0	64.4	33.6	35.0
Other	69	57	72	57	28	26	6	4	— 10)	— 10)	— 10)	— 10)	— 10)	— 10)
Specialty lines
Allianz Global Corporate & Specialty 2)	1,641	1,556	1,639	1,703	891	929	220	211	88.9	94.2	64.0	70.3	24.9	23.9
Credit Insurance	969	934	969	934	675	631	189	278	88.2	74.6	61.7	45.8	26.5	28.8
Travel Insurance and Assistance Services	633	566	633	566	583	526	59	55	91.2	104.2	55.7	56.9	35.5	47.3
Subtotal	24,692	25,303	24,920	24,773	18,621	19,014	3,162	3,160	—	—	—	—	—	—
Consolidation 11)	(1,140)	(1,210)	(1,093)	(1,210)	—	—	—	1	—	—	—	—	—	—
Total	23,552	24,093	23,827	23,563	18,621	19,014	3,162	3,161	94.1	94.8	67.4	66.5	26.7	28.3

7)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2 % of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

8)	Contains income and expense items from a management holding in both 2008 and 2007.
9)	Effective Q1 2007, life business in Mexico is shown within the Life/Health segment.
10)	Presentation not meaningful.
11)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

– Strength of our underlying business reflected in resilient operating profit of € 703 million.

– Challenging financial markets negatively impacted sales of unit-linked products.

Earnings Summary

Statutory premiums1)

2008 to 2007 second quarter comparison

At € 11,070 million statutory premiums were down 8.0 % on an internal basis compared to the prior year period. The current capital market situation resulted in a significant slow-down in our unit-linked business, that could not be outweighed by positive revenue developments from our traditional life insurance products.

On a nominal basis statutory premiums dropped 8.8 % to € 10,729 million. Adjusted for the reclassification of AGF’s health business of € 284 million from the property-casualty segment revenues were down by 10.9%.

Statutory premiums by region 1)

in %

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

1)

In order to provide more comparable information we will comment the development of our gross premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects starting in 2Q 2008.

Our traditional life insurance business continued to produce dynamic sales with single premium products being the main growth driver. Mostly these benefited from acquisitions of large group insurance contracts e.g. in Germany. Thereby, we achieved premium growth in the German life business (+ € 302 million), in Spain (+ € 65 million), Austria (+ € 44 million) and Switzerland (+ € 34 million).

This favorable development partly compensated the downturn in sales of unit-linked products. These were heavily depressed as customers were cautious about these products due to the weak situation in the equity markets.

In Italy, statutory premiums deteriorated by 36.8 % as a result of a shortfall in distribution capacity and the overall weakness of the Italian unit-linked market.

The 10.0 % decline in statutory premiums in the United States was primarily attributable to less business with fixed index annuity products. A year ago we ran a sales promotion which was not repeated this year. In addition, revenues from variable annuity products suffered from weak equity markets.

Revenues in Asia-Pacific were down 11.7 % compared to the prior year period, mainly caused by developments in Taiwan and Korea. In Taiwan new regulations with regards to unitlinked products slowed revenue growth. In addition we lost one of our major local bancassurance partners. In Korea we started seeing the effects of a strike that has lasted over six months, impacting sales growth and retention.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Statutory premiums – Internal growth rates 1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

2008 to 2007 first half comparison

On a year-to-date comparison, statutory premiums were down 3.8 % to € 23,727 million . Adjusted for the reclassification of AGF’s health business of € 573 million, premiums declined by 6.5%. On a nominal basis revenues decreased by 4.3%.

Operating profit

Operating profit

in € mn

2008 to 2007 second quarter comparison

Operating profit amounted to € 703 million proving the strength of our underlying business and its resilience to the tough market environment.

The challenging financial market conditions negatively affected investment income. Net impairments on investments increased by € 842 million and realized gains decreased by € 373 million.

Operating income from financial assets and liabilities carried at fair value through income showed an expense of € 352 million mainly as a result of positive effects from hedge accounting treatment for certain derivative instruments that was not available a year ago.

Due to the reclassification of AGF’s health business in France from the Property-Casualty to the Life/Health segment, net claims and insurance benefits incurred increased by 9.2% to € 4,540 million.

In aggregate, acquisition and administrative expenses increased by 15.2% to € 1,285 million mainly due to higher acquisition expenses resulting from the transfer of the health business. The statutory expense ratio was up by 2.6 percentage points to 12.2%.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

2008 to 2007 first half comparison

Operating profit for the first half year of 2008 decreased by 14.3% to € 1,292 million. The various line item developments were largely consistent with those described for the second quarter.

Non-operating result

2008 to 2007 second quarter comparison

The non-operating result was a loss of € 58 million. This was almost entirely made up of realized losses of € 47 million arising in Italy and Korea, not shared with policyholders,

2008 to 2007 first half comparison

We recorded a non-operating loss of € 40 million compared to a non-operating gain of € 118 million a year earlier.

Net income

2008 to 2007 second quarter comparison

Net income amounted to € 425 million. Both lower operating profit and the non-operating loss contributed to the 11.3% decline.

The effective tax rate rose by 0.7 percentage points to 31.0% mainly due to lower tax exempted income in 2Q 2008.

Minority interests in earnings were down by € 40 million mainly reflecting the minority buy-out at AGF in France.

2008 to 2007 first half comparison

Net income for the first six months of 2008 came to € 877 million, 15.0% lower than in the comparison period. Consistent with the development in the second quarter, the decrease stemmed from lower operating profit and the swing in non-operating items.

Income tax expenses were down by € 99 million, driven by the lower pre-tax profits. Our effective tax rate remained stable at 26.8%.

As in the second quarter, minority interests in earnings reflected the minority buy-out in France and were € 120 million lower than a year earlier.

Allianz Group Interim Report Second Quarter and First Half of 2008    Group Management Report

Life/Health segment’s income statement and ratios 1)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Statutory premiums2)	10,729	11,758	23,056	24,084
Ceded premiums written	(124)	(186)	(267)	(379)
Change in unearned premiums	(29)	3	(66)	(24)
Statutory premiums (net)	10,576	11,575	22,723	23,681
Deposits from SFAS 97 insurance and investment contracts	(5,465)	(6,892)	(12,023)	(13,813)
Premiums earned (net)	5,111	4,683	10,700	9,868
Interest and similar income	3,814	3,783	7,014	6,938
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(352)	(668)	(121)	(979)
Operating realized gains/losses (net)4)	273	646	922	1,734
Fee and commission income	168	164	339	335
Other income	5	9	115	63
Income from fully consolidated private equity investments	3	—	3	—
Operating revenues	9,022	8,617	18,972	17,959

Claims and insurance benefits incurred (net)	(4,540)	(4,158)	(9,553)	(8,860)
Changes in reserves for insurance and investment contracts (net)	(1,389)	(2,211)	(3,192)	(4,835)
Interest expenses	(55)	(111)	(125)	(202)
Loan loss provisions	4	—	6	(3)
Operating impairments of investments (net)5)	(898)	(56)	(1,878)	(93)
Investment expenses	(82)	(163)	(410)	(359)
Acquisition and administrative expenses (net)	(1,285)	(1,115)	(2,393)	(1,989)
Fee and commission expenses	(70)	(43)	(130)	(105)
Operating restructuring charges6)	—	(2)	(1)	(5)
Other expenses	(1)	—	(1)	—
Expenses from fully consolidated private equity investments	(3)	—	(3)	—
Operating expenses	(8,319)	(7,859)	(17,680)	(16,451)

Operating profit	703	758	1,292	1,508

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	(3)	(1)	8	—
Non-operating realized gains/losses (net)4)	(47)	17	(35)	122
Non-operating impairments of investments (net)5)	(6)	—	(10)	—
Amortization of intangible assets	—	—	(1)	(1)
Non-operating restructuring charges6)	(2)	(1)	(2)	(3)
Non-operating items	(58)	15	(40)	118

Income before income taxes and minority interests in earnings	645	773	1,252	1,626

Income taxes	(200)	(234)	(336)	(435)
Minority interests in earnings	(20)	(60)	(39)	(159)
Net income	425	479	877	1,032
Statutory expense ratio7) in %	12.2	9.6	10.5	8.4

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
6)	The total of these items equals restructuring charges in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), operating profit and statutory expense ratio by geographic region for the three and six months ended June 30, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Statutory expense ratio
Three months ended June 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 2) € mn	2007 internal 2) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Germany Life	3,078	2,776	3,078	2,776	2,259	2,222	175	141	7.3	8.1
Germany Health 3)	779	783	779	783	778	783	23	41	7.7	9.4
Italy	1,625	2,572	1,625	2,572	232	255	96	102	7.7	5.7
France 4)	1,690	1,575	1,690	1,847	637	390	140	227	19.3	15.1
Switzerland	206	167	201	167	85	83	17	19	13.2	13.9
Spain	233	168	233	168	118	119	31	26	7.1	8.3

Belgium 5)	185	155	185	166	76	71	22	28	9.3	10.4
Netherlands	98	101	98	101	33	34	12	12	20.1	13.4
Austria	139	95	139	95	68	71	6	6	8.1	8.8
Portugal	31	28	31	28	19	17	3	7	20.7	26.1
Greece	27	25	27	25	17	16	2	1	27.3	23.6
Luxembourg	12	37	12	37	7	7	1	2	16.9	7.6
Western and Southern Europe	492	441	492	452	220	216	46	55 6)	12.9	12.2

Poland	58	66	52	66	44	16	(1)	3	52.0	19.1
Slovakia	65	64	61	64	43	40	8	9	16.8	12.3
Hungary	51	26	51	26	19	20	3	4	14.0	27.6
Czech Republic	22	24	20	24	15	13	—	3	22.2	15.5
Croatia	17	17	17	17	10	10	—	—	21.9	6.1
Bulgaria	8	7	8	7	7	6	1	1	16.7	16.4
Romania	9	7	9	7	3	4	—	—	24.6	41.6
Russia	4	3	4	3	4	3	(4)	(3)	135.4	126.1
New Europe	234	214	222	214	145	112	7	17	27.9	18.9
Other Europe	726	655	714	666	365	328	53	72	17.8	14.4

Mexico 7)	13	9	15	9	8	8	1	1	13.5	14.0
United States	1,396	1,796	1,617	1,796	254	105	150	88	19.3	9.5
NAFTA	1,409	1,805	1,632	1,805	262	113	151	89	19.2	9.6

South Korea	380	466	483	466	186	238	26	24	16.0	17.6
Taiwan	227	544	242	544	22	16	(1)	5	9.4	3.1
Indonesia	48	76	58	76	12	11	2	2	14.7	7.4
Malaysia	32	30	34	29	28	26	1	3	22.7	21.2
Other	237	82	240	82	25	4	(18)	(2)	30.3	10.1
Asia-Pacific	924	1,198	1,057	1,197	273	295	10	32	11.4	10.0
South America	9	14	9	10	6	8	1	—	66.3	47.3
Other	105	98	149	98	95	87	6	18	— 8)	— 8)
Subtotal	10,784	11,811	11,167	12,089	5,110	4,683	703	767	—	—
Consolidation 9)	(55)	(53)	(97)	(53)	—	—	—	(9)	—	—
Total	10,729	11,758	11,070	12,036	5,110	4,683	703	758	12.2	9.6

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
3)	Loss ratios were 72.1 % and 68.1 % for the three months ended June 30, 2008 and 2007 respectively and 75.7 % and 72.9 % for the six months ended June 30, 2008 and 2007 respectively.
4)	Effective 1Q 2008, health business in France is shown within Life/ Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/ Health segment. Prior year balances have not been adjusted. To be continued on page 23.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Statutory expense ratio
Six months ended June 30,	2008 as stated € mn	2007 as stated € mn	2008 internal 2) € mn	2007 internal 2) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Germany Life	6,656	5,815	6,656	5,815	4,884	4,788	363	332	7.3	4.6
Germany Health 3)	1,553	1,563	1,553	1,563	1,554	1,563	60	82	8.6	9.8
Italy	3,254	5,402	3,254	5,402	446	498	127	196	7.9	5.5
France 4)	3,902	3,065	3,902	3,618	1,334	825	300	362	15.9	14.4
Switzerland	869	665	857	665	279	278	34	35	5.4	6.9
Spain	416	324	416	324	230	229	57	53	8.2	9.4

Belgium 5)	388	349	388	376	165	147	51	71	9.6	8.9
Netherlands	197	214	197	214	66	69	21	23	19.9	12.9
Austria	247	198	247	198	150	139	14	25	9.7	9.4
Portugal	56	50	56	50	38	36	8	17	23.6	28.4
Greece	56	54	56	54	35	32	3	2	24.3	20.2
Luxembourg	35	47	35	47	14	14	2	5	12.4	11.1
Western and Southern Europe	979	912	979	939	468	437	99	142 6)	13.3	11.8

Poland	121	314	110	314	81	44	3	6	45.5	10.5
Slovakia	145	126	137	126	85	80	18	16	12.4	13.6
Hungary	95	56	96	56	39	40	6	8	15.0	23.8
Czech Republic	49	45	44	45	31	26	4	6	19.7	17.6
Croatia	30	29	30	29	20	19	2	2	24.2	10.6
Bulgaria	15	15	15	15	13	13	1	2	20.2	15.3
Romania	16	16	18	16	7	6	1	(1)	27.6	34.1
Russia	8	5	8	5	7	5	(7)	(3)	135.7	133.5
New Europe	479	606	458	606	283	233	28	36	25.2	14.7
Other Europe	1,458	1,518	1,437	1545	751	670	127	178	17.3	12.9

Mexico 7)	47	16	53	16	15	16	2	2	7.1	15.0
United States	2,740	3,465	3,170	3,465	428	205	155	159	12.5	9.4
NAFTA	2,787	3,481	3,223	3,481	443	221	157	161	12.4	9.5

South Korea	864	931	1,047	931	396	490	56	78	13.8	15.8
Taiwan	682	894	735	894	50	30	1	9	7.8	2.8
Indonesia	94	106	110	106	22	22	5	4	13.6	11.4
Malaysia	63	58	67	58	55	49	4	5	18.8	18.2
Other	311	131	318	130	31	9	(28)	(6)	20.2	11.4
Asia-Pacific	2,014	2,120	2,277	2,119	554	600	38	90	11.0	10.0
South America	39	47	39	39	35	17	7	(1)	24.4	27.5
Other	215	200	220	200	189	179	22	34	— 8)	— [8]
Subtotal	23,163	24,200	23,834	24,771	10,699	9,868	1,292	1,522	—	—
Consolidation 9)	(107)	(116)	(107)	(117)	—	—	—	(14)	—	—
Total	23,056	24,084	23,727	24,654	10,699	9,868	1,292	1,508	10.5	8.4

6)	Contains run-off € (1) mn 1Q 2007 from our former life insurance business in the United Kingdom which we sold in December 2004.
7)	Effective 2007, life business in Mexico is shown within the Life/Health segment.
8)	Presentation not meaningful.
9)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations 1)

–	Further markdowns on asset-backed securities, counterparty default adjustments on monolines and mark-to-market valuations on other trading positions led to a net dealing loss of € 627 million.
–	Dresdner Bank’s loan book quality remained strong.

Earnings Summary

Operating revenues

2008 to 2007 second quarter comparison

Operating revenues of € 635 million were significantly down compared to the second quarter 2007, as the ongoing financial market crisis severely impacted our net dealing income again.

Net interest income at € 703 million was stable, profiting from the positive development in our Private & Corporate Clients (“PCC”) division, where deposit business continued to compensate for slight shortfalls in loan business. PCC’s deposit business benefited from the shifts within the customer portfolios towards less riskier assets. In the Investment Bank Dresdner Kleinwort (“DKIB”) we recorded a lower result compared to the prior year period, in which higher income from structured finance transactions was generated. The impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting amounted to € (12) million (2Q 2007: € 6 million).

Net fee and commission income declined 22.3 % to € 558 million as a result of low levels of customer activity in the challenging capital markets. This affected mainly PCC’s securities business, where our retail customers did fewer transactions, as well as the strategic advisory business at DKIB.

Net dealing income, which comprises net trading income and net income from financial assets and liabilities designated at fair value through income, was severely hit by the market deterioration and turned sharply negative to € 627 million after

1)

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 92.0 % and 96.0 % of our total Banking segment’s operating revenues for the six months ended June 30, 2008 and 2007, respectively. Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

€ 351 million in the prior year period. This development is almost entirely attributable to DKIB. Whereas the direct impact from the credit crisis resulting in mark-downs on ABS at € 286 million was significantly lower than in the previous quarters, the ongoing build-up of counter-party default adjustments for monolines of € 212 million (net), and other credit crisis related negative impacts of € 191 million, both increased.

Additionally, we experienced lower net dealing income stemming from our rates, credit and equity businesses, which all suffered from the current market conditions.

2008 to 2007 first half comparison

Dresdner Bank’s operating revenues decreased by 64.3 % to € 1,354 million due to the ongoing financial markets turbulence that started in the second half of 2007. The line item developments were largely consistent with those described for the second quarter comparison.

Operating profit (loss)

Operating profit (loss)

in € mn

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

2008 to 2007 second quarter comparison

Due to the weak revenue situation, especially in net dealing income as already described, we recorded an operating loss of € 566 million compared to an operating profit of € 427 million in the same period one year ago. The loss was driven by DKIB which recorded an operating loss of € 715 million as a result of the lower net dealing income. PCC produced an operating profit of € 121 million and a cost-income-ratio of 81.5%.

We further reduced our operating expenses. Down 11.4%, they amounted to € 1,135 million. Personnel expenses were reduced by 19.7 % to € 643 million, reflecting significantly lower performance-related expenses following the lower revenues. Non-personnel costs, included in administrative expenses, declined by 3.2 % to € 461 million due to further efficiency gains and strict adherence to cost discipline, mainly resulting in lower office und IT-costs.

Net loan loss provisions stayed at a moderate level with net additions of € 66 million being € 4 million higher than in the second quarter 2007.

2008 to 2007 first half comparison

Resulting from the weak revenue situation in the first half of 2008, operating profit turned negative to an operating loss of € 1,019 million. Although we managed down our operating expenses by 12.8%, this development could not outweigh the decline in revenues.

Net loan loss provisions stayed at a moderate level, with net additions of € 76 million, up 38.2%. The quality of Dresdner Bank’s loan book remained solid with a coverage ratio of 51.4%.

Non-operating result

2008 to 2007 second quarter comparison

The non-operating result at € 67 million was up 123.3%, mainly stemming from € 60 million higher net realized gains due to the further reduction of non-strategic investments of the bank. These more than compensated for impairments of € 35 million, mainly resulting from losses from the sale of loans.

2008 to 2007 first half comparison

Compared to a year ago, the non-operating result was down by 20.0%, amounting to € 116 million, mainly reflecting lower capital gains.

Net income (loss)

2008 to 2007 second quarter comparison

Due to the operating loss, net income declined to a net loss of € 545 million. In the prior year period we recorded a positive net income of € 395 million.

Despite the negative pre-tax income, we recorded an income tax charge of € 35 million (2Q 2007: € 44 million) due to positive income in other jurisdictions. The non-recognition of deferred tax assets for losses led to an effective tax rate of (7.0) % (2Q 2007: 9.6%).

2008 to 2007 first half comparison

Net income decreased by € 2,065 million to a net loss of € 1,058 million as we recorded a loss before income taxes and minority interests in earnings of € 903 million due to the developments explained in the second quarter comparison.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues		Operating profit (loss)		Cost-income ratio
	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Three months ended June 30,
Private & Corporate Clients	839	879	121	173	81.5	77.1
Investment Banking	(222)	760	(715)	158	— 2)	74.5
Corporate Other 1)	18	131	28	96	— 2)	— 2)
Dresdner Bank	635	1,770	(566)	427	178.7	72.4
Other Banks 3)	59	80	(2)	21	100.0	70.0
Total	694	1,850	(568)	448	172.0	72.3
Six months ended June 30,
Private & Corporate Clients	1,715	1,873	339	486	78.1	72.5
Investment Banking	(254)	1,649	(1,292)	376	— 2)	75.6
Corporate Other 1)	(107)	271	(66)	242	— 2)	— 2)
Dresdner Bank	1,354	3,793	(1,019)	1,104	169.6	69.4
Other Banks 3)	118	158	(5)	44	100.8	69.0
Total	1,472	3,951	(1,024)	1,148	164.1	69.4

1)

These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the three and six months ended June 30, 2008 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to € 6 mn and € (22) mn, respectively (2007: € 4 mn and € (16) mn respectively).

2)	Presentation not meaningful.
3)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Income statement and cost-income ratios for the Banking segment and Dresdner Bank

	Three months ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income 1)	727	703	730	701	1,423	1,372	1,658	1,601
Net fee and commission income 2)	597	558	766	718	1,241	1,162	1,598	1,507
Trading income (net) 3)	(697)	(694)	338	335	(1,403)	(1,392)	689	680
Income from financial assets and liabilities designated at fair value through income (net) 3)	67	67	16	16	211	211	6	5
Other income	—	1	—	—	—	1	—	—
Operating revenues 4)	694	635	1,850	1,770	1,472	1,354	3,951	3,793

Administrative expenses	(1,165)	(1,104)	(1,334)	(1,277)	(2,383)	(2,260)	(2,744)	(2,632)
Investment expenses	1	—	(4)	(5)	3	(1)	(13)	(16)
Other expenses	(30)	(31)	1	1	(36)	(36)	14	14
Operating expenses	(1,194)	(1,135)	(1,337)	(1,281)	(2,416)	(2,297)	(2,743)	(2,634)

Loan loss provisions	(68)	(66)	(65)	(62)	(80)	(76)	(60)	(55)
Operating profit (loss)	(568)	(566)	448	427	(1,024)	(1,019)	1,148	1,104

Realized gains/losses (net)	104	103	51	43	166	166	190	180
Impairments of investments (net)	(35)	(35)	(9)	(9)	(65)	(65)	(22)	(22)
Restructuring charges	(1)	(1)	(3)	(4)	15	15	(12)	(13)
Non-operating items	68	67	39	30	116	116	156	145

Income (loss) before income taxes and minority interests in earnings	(500)	(499)	487	457	(908)	(903)	1,304	1,249

Income taxes	(37)	(35)	(56)	(44)	(153)	(129)	(224)	(202)
Minority interests in earnings	(15)	(11)	(20)	(18)	(29)	(26)	(44)	(40)
Net income (loss)	(552)	(545)	411	395	(1,090)	(1,058)	1,036	1,007

Cost-income ratio 5) in %	172.0	178.7	72.3	72.4	164.1	169.6	69.4	69.4

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.

4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Asset Management Operations

– Fixed income business robust.

– Consistent outperformance supports net flows.

– Stable underlying profitability.

Third-Party Assets Under Management of the Allianz Group

We continued with our successful investment performance. Around 80 % of our third party assets under management are consistently outperforming their respective benchmarks.

Rolling investment performance of Allianz Global Investors 1) in %

This performance is the basis for strong net inflows which amounted to € 33 billion between year end 2007 and June 30, 2008.

Development of third-party assets under management in € bn

Fixed income business proved to be robust, contributing € 37 billion to total net inflows. In contrast, we recorded outflows of € 4 billion of our equity business, primarily due to the continuing risk aversion of many investors against the background of the financial market crisis. In total, assets under management were down by 3.3%. Negative market effects and unfavorable currency translation effects resulting from the downward trend of the U.S. dollar versus the Euro, were the main reasons.

1)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all equity and fixed income accounts managed on a discretionary basis by equity and fixed income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: WRAP accounts and accounts of Caywood Scholl, AGI Taiwan, AGI Korea, AGF AM and RAS AM.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Third-party assets under management by geographic region as of June 30, 2008 (December 31, 2007) 1)

in %

1)	Based on the origination of assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately €11 bn and €18 bn as of June 30, 2008 and December 31, 2007, respectively) and by other Allianz Group companies (approximately €20 bn and €22 bn as of June 30, 2008 and December 31, 2007 respectively).

There were no major movements in the geographic origination of third party assets under management. Also the weighting of retail and institutional clients remained almost stable at 35% and 65% respectively, with a slight shift towards institutional clients. In the first half of 2008 there was a marginal movement from equity assets to our fixed income business, which represent 19% and 81% of the total assets under management, respectively.

Earnings Summary 1)

Operating Revenues

2008 to 2007 second quarter comparison

At €725 million, operating revenues were down 6.8 % compared to the prior year period. This development was substantially impacted by €87 million unfavorable currency effects. At constant exchange rates and excluding deconsolidation effects, operating revenues would have been up by 4.7%.

In line with the reduced asset base, management fees decreased by €40 million.

With €2 million, net income from financial assets and liabilities carried at fair value through income was down €13 million, primarily stemming from lower mark-to- market valuation of seed money investments related to equity products in the United States.

2008 to 2007 first half comparison

At €1,435 million, operating revenues declined by 6.6%. The internal growth rate amounted to 2.8%.

Net income from financial assets and liabilities carried at fair value through income turned negative to an expense of €1 million, €23 million below last year’s period. This drop primarily stemmed from lower mark-to-market valuation of seed money investments related to equity products in the United States.

1)

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 98.2% (2Q 2007:97.6%) and 97.5% (2Q 2007: 96.6%) of our total Asset Management segment’s operating revenues and operating profit in the second quarter of 2008 , respectively. Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Management fees	821	861	1,645	1,712
Loading and exit fees	63	78	126	159
Performance fees	30	20	43	35
Other income	113	94	178	196
Fee and commission income	1,027	1,053	1,992	2,102

Commissions 1)	(208)	(239)	(416)	(471)
Other expenses	(114)	(71)	(178)	(160)
Fee and commission expenses	(322)	(310)	(594)	(631)

Net fee and commission income	705	743	1,398	1,471

1)	For the three months ended June 30, 2007 and the six months ended June 30, 2007, € 13 million and € 25 million, respectively, have been reclassified from other expenses to commission expenses.

Operating profit

Operating Profit

in € mn

2008 to 2007 second quarter comparison

At € 274 million operating profit was down 12.7 % compared to the prior year period, as a 2.8 % decrease in operating expenses could not compensate for the reduction of operating revenues. On an internal basis, operating profit was 3.1 % below the prior year period.

Administrative expenses declined by 2.8 % to € 451 million. However, adjusted for exchange rate effects the expenses increased by € 40 million as a consequence of our ongoing business expansion and investment in future growth.

Our cost-income ratio increased by 2.6 percentage points to 62.2%.

2008 to 2007 first half comparison

On a year-to-date comparison operating profit was down by 17.2% , amounting to € 512 million. On an internal basis, operating profit declined by 12.3%.

Our cost-income ratio increased by 4.5 percentage points to 64.3%.

Non-operating result

2008 to 2007 second quarter comparison

Acquisition-related expenses increased by € 4 million to € 87 million. This was primarily due to the favorable business development at PIMCO. The Allianz Group had acquired 67,863 of the 150,000 PIMCO LLC Class B Units originally outstanding, as of June 30 2008, compared to 37,760 as of June 30, 2007. There was no acquisition of B Units in the second quarter 2008.

2008 to 2007 first half comparison

At € 207 million, acquisition-related expenses were € 2 million higher than a year earlier. The positive development at PIMCO, as previously described, was the main driver behind this increase.

Net income

2008 to 2007 second quarter comparison

Net income of € 114 million was down 9.5% . Excluding the effects of exchange rate movements and deconsolidation, the internal growth rate also decreased, but only by 4.3%. The lower income resulted in a decline in tax charges which

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

amounted to € 71 million, roughly one forth less than a year ago. The effective tax rate was 38.4% (2Q 2007: 43.1%), primarily as a result of lower tax rates in Germany and Italy.

2008 to 2007 first half comparison

Net income dropped 13.2 % to € 190 million. On an internal basis, net income declined by 16.2%. At €116 million tax charges were down €63 million for the same reasons as discussed in the quarter-to-quarter comparison . The effective tax rate was 37.7%, 5.5 percentage points less than for the first six months of 2007.

Income statement and cost-income ratios for the Asset Management segment and AGI

	Three months ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income 1)	721	705	765	743	1,427	1,398	1,511	1,471
Net interest income 2)	7	11	13	17	27	26	36	36
Income from financial assets and liabilities carried at fair value through income (net)	3	2	16	15	(1)	(1)	23	22
Other income	7	7	3	3	12	12	7	7
Operating revenues 3)	738	725	797	778	1,465	1,435	1,577	1,536

Administrative expenses, excluding acquisition-related expenses 4)	(457)	(451)	(472)	(464)	(943)	(923)	(940)	(918)
Operating expenses	(457)	(451)	(472)	(464)	(943)	(923)	(940)	(918)

Operating profit	281	274	325	314	522	512	637	618

Realized gains/losses (net)	—	—	1	1	8	8	3	3
Impairments of investments (net)	(2)	(2)	—	—	(5)	(5)	—	—
Acquisition-related expenses 4), thereof:
Deferred purchases of interests in PIMCO	(87)	(87)	(80)	(80)	(207)	(207)	(202)	(202)
Other acquisition-related expenses	—	—	(3)	(3)	—	—	(3)	(3)
Subtotal	(87)	(87)	(83)	(83)	(207)	(207)	(205)	(205)
Restructuring charges	—	—	—	—	—	—	(2)	(2)
Non-operating items	(89)	(89)	(82)	(82)	(204)	(204)	(204)	(204)

Income before income taxes and minority interests in earnings	192	185	243	232	318	308	433	414

Income taxes	(71)	(71)	(101)	(100)	(117)	(116)	(181)	(179)
Minority interests in earnings	(1)	—	(8)	(6)	(3)	(2)	(19)	(16)
Net income	120	114	134	126	198	190	233	219

Cost-income ratio 5) in %	61.9	62.2	59.2	59.6	64.4	64.3	59.6	59.8

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement included in Note 3 to the condensed consolidated interim financial statements.
5)	Represents operating expenses divided by operating revenues

Corporate Activities

– Corporate Activities made a positive contribution to operating profit.

– Lower volume of realized gains affected net income.

Earnings Summary

The aggregate operating profit for the second quarter amounted to € 5 million coming from a loss of € 10 million. This development was attributable to a lower loss in the Holding Function which was only slightly offset by a lower profit in the Private Equity business. For the same reasons the operating loss of € 71 million for the first half of the year was 36.0 % lower than in the first six months of 2007.

At € 58 million, the overall net loss was € 50 million higher than in the respective quarter 2007, primarily due to a lower volume of realized gains and higher impairments of investments in the Holding Function. This development was also reflected in the first half year 2008 resulting in a net loss of € 157 million coming from a net gain of € 373 million in 2007.

Holding Function

Operating profit (loss)

At € 28 million the operating loss was € 18 million lower in the second quarter of 2008. This development was positively affected by interest and similar income that increased by € 55 million due to higher dividends received, however negative foreign currency exchange effects (– € 44 million) almost offset this.

In the first half of 2008 the same effects led to an operating loss of € 168 million that was slightly lower than last year (€ 178 million).

Non-operating result

The non-operating loss increased by € 232 million to € 293 million in the second quarter. The main driver for this development was significantly higher realized gains a year earlier which were not repeated in the period under review. Additionally, impairments increased due to the weak market conditions.

In the first half year comparison non-operating items showed a loss of € 383 million coming from a gain of € 451 million in the prior year. Similar to the second quarter, significantly lower realized gains and higher impairments were the reason for this development.

Net income

Due to the movements in non-operating items we recorded a net loss of € 127 million in the second quarter compared to a net loss of € 1 million in the prior year. Income tax amounted to a € 194 million income, partly compensating the negative impact from non-operating items.

In the first half of 2008, the holding function recorded a net loss of € 264 million coming from a net income of € 363 million in 2007. Income tax amounted to an income of € 287 million.

Private Equity

Operating profit

In the second quarter operating profit slightly decreased to €33 million. A higher margin from consolidated private equity investments was more than offset by lower interest and similar income.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

For the first six months, operating profit increased by 44.8 % from € 67 million to € 97 million. In addition to the effects also observed in the second quarter, fee and commission income rose due to several real estate transactions in the first quarter 2008.

Non-operating result

In the second quarter comparison non-operating items turned into a positive result of € 49 million coming from a negative result of € 13 million in 2Q 2007, mainly due to higher realized gains.

The development in the first six months was consistent with the second quarter.

Net income

Driven by the development in non-operating items and lower income taxes net income amounted € 69 million in the second quarter coming from a loss € 7 million in 2Q 2007.

On a half year basis, net income increased by € 97 million to € 107 million due to higher operating profit, the increased non-operating result and also lower income tax expense.

	Holding Function		Private Equity		Total
Three months ended June 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Operating profit (loss)	(28)	(46)	33	36	5	(10)
Non-operating items	(293)	(61)	49	(13)	(244)	(74)
Income (loss) before income taxes and minorities	(321)	(107)	82	23	(239)	(84)
Net income (loss)	(127)	(1)	69	(7)	(58)	(8)
Six months ended June 30,
Operating profit (loss)	(168)	(178)	97	67	(71)	(111)
Non-operating items	(383)	451	37	(14)	(346)	437
Income (loss) before income taxes and minorities	(551)	273	134	53	(417)	326
Net income (loss)	(264)	363	107	10	(157)	373

Balance Sheet Review

– Shareholders’ equity decreased due to 2007 dividend payment and reduced unrealized gains resulting from difficult financial markets.

Shareholders’ Equity

Shareholders’ equity1)

in € mn

1)

Does not include minority interests of € 3.4 bn, € 3.5 bn and € 3.6 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively. Please see note 18 to the condensed consolidated interim financial statements for further information.

2)	Includes foreign currency translation adjustments.

As of June 30, 2008 shareholders’ equity was down 10.1 % to € 40.5 billion compared to March 31, 2008 (down € 7.3 billion compared to year-end 2007). For the second quarter, net income increased our equity by € 1.5 billion (1H 2008: € 2.7 billion). However, dividends for the fiscal year 2007 amounting to € 2.5 billion, which were paid in the second quarter 2008 and a reduction of unrealized gains of € 3.6 billion (1H 2008: € 6.5 billion) led in sum to lower shareholders’ equity as of June 30, 2008.

Total Assets and Total Liabilities

In the first half of 2008 total assets and liabilities decreased by € 44.8 billion and € 37.2 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Property-Casualty, Life/Health and Banking segments as presented on pages 48 and 49. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. Please see pages 28 and 29 for further information on the development of our third-party assets.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Assets and Liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 9.8 bn, € 9.8 bn and € 10.0 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively.
3)

Includes debt securities of € 2.5 bn, € 2.3 bn and € 2.7 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively, equity securities of € 0.5 bn, € 0.4 bn and € 0.4 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively, and derivative financial instruments of € 0.1 bn, € 0.1 bn and € 0.1 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively.

In the second quarter, our Property-Casualty asset base decreased by 3.7%, or € 3.4 billion to € 88.4 billion (1H 2008: € (9.2) billion). Downward movements were seen in all asset categories, with the major impact in our investments, excluding affiliates. These were down 4.1 % or € 2.9 billion to € 67.1 billion (1H 2008: decline of 9.0 % or € 6.6 billion). Equity investments included in this balance decreased by 18.3 % to € 10.7 billion (1H 2008: (35.2) %) mainly caused by a strategic decision to actively decrease our equity exposure in order to reduce equity gearing. In addition, the asset base was reduced as a result of upstreaming € 2.8 billion of capital to the holding in the second quarter 2008.

Of our Property-Casualty asset base, ABS made up € 4.7 billion, as of June 30, 2008, which is around 5%. CDOs accounted for € 0.1 billion of this amount. Unrealized losses on CDOs of € 3 million were recorded in equity.

Property-Casualty liabilities

Reserves for loss and loss adjustment expenses in our Property-Casualty segment increased by 0.6 % to € 54.8 billion in the second quarter (1H 2008: decline of 3.7%) due to currency translation effects. Main contributors for the half year development were the change in presentation of AGF’s health insurance business which were previously recorded within the Property-Casualty segment and are now recorded in the Life/Health segment, and foreign currency translation effects.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

Assets and Liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 2.9 bn, € 2.9 bn and € 2.7 bn as of June 30, 2008, March 31, 2008 and December, 31, 2007, respectively.
3)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit- linked contracts in our balance sheet corresponds with the value of financial liabilities for unit- linked contracts.

4)

Includes debt securities of € 7.9 bn, € 8.0 bn and € 9.3 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively, equity securities of € 3.3 bn, € 3.1 bn and € 3.3 bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively, and derivative financial instruments of € (3.9) bn, € (4.1) bn and € (4.5) bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively.

The asset base of our Life/Health segment was down 1.1 % or € 3.6 billion (1H 2008: down 3.2 % or € 11.1 billion) amounting to € 338.9 billion as of June 30, 2008. Financial assets for unit-linked contracts declined by 1.7 % to € 59.4 billion, as the market conditions impacted the fair value of our assets in this category (1H 2008: decline of 10.1%). In addition, the segment’s investments, excluding affiliates, decreased by 1.0 % to € 179.7 billion (1H 2008: decrease of 2.7%). This resulted mainly from reduced equity market values (2Q 2008: down by 2.9 % or € 1.0 billion; 1H 2008: down by 18.7 % or € 7.7 billion) due to poor equity market conditions.

Within our Life/Health asset base, ABS amounted to € 13.6 billion, as of June 30, 2008, which is 4 % of total Life/Health assets. Of these, € 0.2 billion are CDOs. Unrealized losses on CDOs of € 12 million were recorded in equity.

Life/Health liabilities

Life/Health reserves for insurance and investment contracts were down 0.3 % since March 31, 2008 (1H 2008: down 1.3%) to € 279.3 billion driven mainly by a reduction of premium refund reserves in Germany of € (1.3) billion (1H 2008: € (4.1) billion) and France of € (1.4) billion (1H 2008: € (2.1) billion) in the second quarter due to impairments of investments, and foreign currency translation effects of € (0.3) billion (1H 2008: € (3.3) billion from the United States and Korea). Furthermore due to the change in presentation of AGF’s health insurance business previously recorded in the Property-Casualty segment and now recorded in the Life/Health segment, reserves for loss and loss adjustment expenses increased by € 1,378 million.

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Assets and Liabilities of the Banking segment

Banking loans and advances to banks and customers1)

in € bn

1)	Includes loan loss allowance of € (0.8) bn , € (0.8) bn and € (0.8) bn as of June 30, 2008, March 31, 2008 and December 31, 2007, respectively.

Banking loans and advances to banks and customers

In our Banking segment, loans and advances to banks and customers were down € 83.3 billion to € 257.1 billion (1H 2008: decrease of € 38.4 billion). This development was caused primarily by lower volume in the collateralized refinancing business at Dresdner Bank.

Banking liabilities to banks and customers

In the second quarter the liabilities to banks and customers declined by 25.4 % to € 279.0 billion, mainly as term deposits and certificates of deposit were down by 18.7 % or € 24.5 billion to € 106.5 billion. In addition, lower business in the form of repurchase agreements contributed to this development.

For the first half year, banking liabilities to banks and customers also experienced a decrease of 12.9 % due to developments similar to the second quarter.

Other Information

Reconciliation of Consolidated Operating Profit and Income Before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion.

Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with the policyholder.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Reconciliation of operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings.

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Operating profit	2,104	3,288	3,960	6,158
Non-operating realized gains/losses (net) and impairments of investments (net)	507	401	761	2,446
Non-operating income from financial assets and liabilities carried at fair value through income (net)	(92)	(37)	55	(3)
Interest expenses from external debt	(233)	(278)	(485)	(500)
Non-operating restructuring charges	(8)	(12)	14	(39)
Acquisition-related expenses	(79)	(135)	(186)	(257)
Amortization of intangible assets	(3)	(4)	(8)	(7)
Reclassification of tax benefits	(10)	(25)	(23)	(44)
Income before income taxes and minority interests in earnings	2,186	3,198	4,088	7,754

Allianz Group Interim Report Second Quarter and First Half of 2008     Group Management Report

Composition of Total Revenue Growth

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation.

Reconciliation of nominal total revenue 1) growth to internal total revenue 1) growth.

	Three months ended June 30, 2008				Six months ended June 30, 2008
	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%	%	%	%	%
Property-Casualty	(1.4)	(1.4)	(3.1)	3.1	(2.2)	(1.3)	(2.0)	1.1
Life/Health	(8.8)	2.1	(2.9)	(8.0)	(4.3)	2.3	(2.8)	(3.8)
Banking	(62.5)	—	5.9	(68.4)	(62.7)	—	2.0	(64.7)
thereof: Dresdner Bank	(64.1)	—	6.2	(70.3)	(64.3)	—	2.0	(66.3)
Asset Management	(7.4)	(0.6)	(11.1)	4.3	(7.1)	(0.5)	(9.0)	2.4
thereof: Allianz Global Investors	(6.8)	(0.2)	(11.3)	4.7	(6.6)	(0.1)	(9.3)	2.8
Allianz Group	(9.5)	0.6	(2.7)	(7.4)	(7.4)	0.5	(2.3)	(5.6)

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2008

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Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Condensed Consolidated Interim Financial Statements Contents

42	Consolidated Balance Sheets
43	Consolidated Income Statements
44	Consolidated Statements of Changes in Equity
45	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

47	1	Basis of presentation
47	2	Changes in the presentation of the condensed consolidated interim financial statements
48	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

64	4	Financial assets carried at fair value through income
64	5	Investments
65	6	Loans and advances to banks and customers
65	7	Reinsurance assets
65	8	Deferred acquisition costs
66	9	Other assets
66	10	Intangible assets
66	11	Financial liabilities carried at fair value through income
67	12	Liabilities to banks and customers
67	13	Reserves for loss and loss adjustment expenses
68	14	Reserves for insurance and investment contracts
68	15	Other liabilities
68	16	Certificated liabilities
68	17	Participation certificates and subordinated liabilities
69	18	Equity

Supplementary Information to the Consolidated Income Statements

70	19	Premiums earned (net)
71	20	Interest and similar income
72	21	Income from financial assets and liabilities carried at fair value through income (net)
73	22	Realized gains/losses (net)
74	23	Fee and commission income
75	24	Other income
76	25	Income and expenses from fully consolidated private equity investments
78	26	Claims and insurance benefits incurred (net)
79	27	Change in reserves for insurance and investment contracts (net)
81	28	Interest expenses
81	29	Loan loss provisions
81	30	Impairments of investments (net)
82	31	Investment expenses
82	32	Acquisition and administrative expenses (net)
84	33	Fee and commission expenses
85	34	Income taxes
86	35	Earnings per share

Other Information

87	36	Supplemental information on the Banking Segment
88	37	Supplemental information on the condensed consolidated statements of cash flows
88	38	Other information
88	39	Subsequent events
89		Responsibility statement
90		Review report

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Consolidated Balance Sheets

As of June 30, 2008 and as of December 31, 2007

	Note	As of June 30, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents		35,555	31,337
Financial assets carried at fair value through income	4	198,400	185,461
Investments	5	271,171	286,952
Loans and advances to banks and customers	6	359,462	396,702
Financial assets for unit linked contracts		59,446	66,060
Reinsurance assets	7	14,512	15,312
Deferred acquisition costs	8	20,512	19,613
Deferred tax assets		4,977	4,771
Other assets	9	39,160	41,528
Intangible assets	10	13,201	13,413
Total assets		1,016,396	1,061,149

	Note	As of June 30, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	11	158,059	126,053
Liabilities to banks and customers	12	288,732	336,494
Unearned premiums		17,954	15,020
Reserves for loss and loss adjustment expenses	13	63,099	63,706
Reserves for insurance and investment contracts	14	287,924	292,244
Financial liabilities for unit linked contracts		59,446	66,060
Deferred tax liabilities		3,473	3,973
Other liabilities	15	44,679	49,324
Certificated liabilities	16	34,130	42,070
Participation certificates and subordinated liabilities	17	15,045	14,824
Total liabilities		972,541	1,009,768

Shareholders’ equity		40,457	47,753
Minority interests		3,398	3,628
Total equity	18	43,855	51,381

Total liabilities and equity		1,016,396	1,061,149

Allianz Group Interim Report Second Quarter and First Half of 2008     Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Income Statements

For the three months and six months ended June 30, 2008 and 2007

		Three months ended June 30,		Six months ended June 30,
	Note	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written		159,092	14,833	34,560	34,336
Ceded premiums written		(1,225)	(1,415)	(2,641)	(3,176)
Change in unearned premiums		692	921	(2,598)	(2,278)
Premiums earned (net)	19	14,559	14,339	29,321	(28,882)
Interest and similar income	20	7,226	7,316	13,636	13,582
Income from financial assets and liabilities carried at fair value through income (net)	21	(1,121)	(343)	(1,173)	(228)
Realized gains/losses (net)	22	1,394	1,088	2,721	4,297
Fee and commission income	23	2,103	2,322	4,204	4,678
Other income	24	15	6	366	99
Income from fully consolidated private equity investments	25	627	470	1,206	941
Total income		24,803	25,198	50,281	52,251

Claims and insurance benefits incurred (gross)		(11,313)	(11,421)	(23,299)	(23,468)
Claims and Insurance benefits incurred (ceded)		526	997	1,198	1,959
Claims and insurance benefits incurred (net)	26	(10,787)	(10,424)	(22,101)	(21,509)
Change in reserves for insurance and investment contracts (net)	27	(1,466)	(2,332)	(3,311)	(5,068)
Interest expenses	28	(1,620)	(1,841)	(3,446)	(3,439)
Loan loss provisions	29	(65)	(74)	(75)	(72)
Impairments of investments (net)	30	(1,526)	(102)	(3,023)	(169)
Investment expenses	31	(160)	(202)	(597)	(463)
Acquisition and administrative expenses (net)	32	(5,641)	(5,950)	(11,087)	(11,588)
Fee and commission expenses	33	(712)	(601)	(1,367)	(1,235)
Amortization of intangible assets		(3)	(4)	(8)	(7)
Restructuring charges		(8)	(14)	13	(44)
Other expenses		(31)	—	(37)	13
Expenses from fully consolidated private equity investments	25	(598)	(456)	(1,154)	(916)
Total expenses		(22,617)	(22,000)	(46,193)	(44,497)

Income before income taxes and minority interests in earnings		2,186	3,198	4,088	7,754
Income taxes	34	(552)	(858)	(1,226)	(1,825)
Minority interests in earnings		(92)	(200)	(172)	(549)
Net income		1,542	2,140	2,690	5,380

		Three months ended June 30,		Six months ended June 30,
	Note	2008 €	2007 €	2008 €	2007 €
Basic earnings per share	35	3.44	4.85	5.98	12.32
Diluted earnings per share	35	3.39	4.75	5.85	12.08

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2008 and 2007

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2006	25,398	13,070	(2,210)	13,392	49,650	7,180	56,830
Foreign currency translation adjustments	—	—	(262)	(7)	(269)	(42)	(311)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(559)	(559)	(52)	(611)
Transferred to net income on disposal	—	—	—	(2,202)	(2,202)	(97)	(2,299)
Cash flow hedges	—	–	—	(9)	(9)	—	(9)
Miscellaneous	—	(136)	—	—	(136)	9	(127)
Total income and expense recognized directly in shareholders’ equity	—	(136)	(262)	(2,777)	(3,175)	(182)	(3,357)
Net income	—	5,380	—	—	5,380	549	5,929
Total recognized income and expense for the period	—	5,244	(262)	(2,777)	2,205	367	2,572
Paid-in capital	—	—	—	—	—	—	—
Treasury shares	—	200	—	—	200	—	200
Transactions between equity holders	2,765	(6,051)	(62)	563	(2,785)	(3,242)	(6,027)
Dividends paid	—	(1,642)	—	—	(1,642)	(246)	(1,888)
Balance as of June 30, 2007	28,163	10,821	(2,534)	11,178	47,628	4,059	51,687
Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Foreign currency translation adjustments	—	—	(729)	6	(723)	(86)	(809)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(5,922)	(5,922)	(86)	(6,008)
Transferred to net income on disposal	—	—	—	(627)	(627)	(3)	(630)
Cash flow hedges	—	—	—	8	8	(1)	7
Miscellaneous	—	(357)	—	—	(357)	22	(335)
Total income and expense recognized directly in shareholders’ equity	—	(357)	(729)	(6,535)	(7,621)	(154)	(7,775)
Net income	—	2,690	—	—	2,690	172	2,862
Total recognized income and expense for the period	—	2,333	(729)	(6,535)	(4,931)	18	(4,913)
Paid-in capital	203	—	—	—	203	—	203
Treasury shares	—	39	—	—	39	—	39
Transactions between equity holders	—	(136)	—	1	(135)	(11)	(146)
Dividends paid	—	(2,472)	—	—	(2,472)	(237)	(2,709)
Balance as of June 30, 2008	28,524	12,382	(4,385)	3,936	40,457	3,398	43,855

Allianz Group Interim Report Second Quarter and First Half of 2008     Condensed Consolidated Interim Financial Statements

Allianz Group

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2008 and 2007

Six months ended June 30,	2008 € mn	2007 € mn
Summary:
Net cash flow provided by operating activities	27,506	9,573
Net cash flow used in investing activities	(4,559)	(6,212)
Net cash flow provided by financing activities	(18,699)	(3,437)
Effect of exchange rate changes on cash and cash equivalents	(30)	(28)
Change in cash and cash equivalents	4,218	(104)
Cash and cash equivalents at beginning of period	31,337	33,031
Cash and cash equivalents at end of period	35,555	32,927

Cash flow from operating activities:
Net income	2,690	5,380
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	172	549
Share of earnings from investments in associates and joint ventures	(68)	(331)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	302	(4,128)
Other investments, mainly financial assets held for trading and designated at fair value through income	1,846	449
Depreciation and amortization	298	419
Loan loss provisions	75	72
Interest credited to policyholder accounts	1,680	1,268
Net change in:
Financial assets and liabilities held for trading	3,054	10,266
Reverse repurchase agreements and collateral paid for securities borrowing transactions	36,262	(41,316)
Repurchase agreements and collateral received from securities lending transactions	(18,150)	34,231
Reinsurance assets	314	(50)
Deferred acquisition costs	(709)	(905)
Unearned premiums	3,073	2,610
Reserves for losses and loss adjustment expenses	(87)	(394)
Reserves for insurance and investment contracts	876	3,389
Deferred tax assets/liabilities	244	435
Financial assets designated at fair value through income (only banking)	2,896	(1,049)
Financial liabilities designated at fair value through income (only banking)	(4,028)	70
Other (net)	(3,234)	(1,392)
Subtotal	24,816	4,193
Net cash flow provided by operating activities	27,506	9,573

Cash flow from investing activities:
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	1,904	3,791
Available-for-sale investments	59,802	76,884
Held-to-maturity investments	163	146
Investments in associates and joint ventures	585	590
Non-current assets and disposal groups held for sale	2,147	3
Real estate held for investment	299	584
Loans and advances to banks and customers (purchased loans)	3,779	4,381
Property and equipment	290	269
Subtotal	68,969	86,648

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Six months ended June 30,	2008 € mn	2007 € mn
Payments for the purchase or origination of:
Financial assets designated at fair value through income	(2,473)	(5,611)
Available-for-sale investments	(62,297)	(77,828)
Held-to-maturity investments	(450)	(142)
Investments in associates and joint ventures	(351)	(401)
Non-current assets and disposal groups held for sale	(37)	—
Real estate held for investment	(118)	(245)
Loans and advances to banks and customers (purchased loans)	(5,641)	(6,764)
Property and equipment	(434)	(389)
Subtotal	(71,801)	(91,380)
Business combinations:
Acquisitions of subsidiaries, net of cash acquired	—	(507)
Change in other loans and advances to banks and customers (originated loans)	(1,875)	(1,145)
Other (net)	148	172
Net cash flow used in investing activities	(4,559)	(6,212)

Cash flow from financing activities:
Policyholders’ account deposits	6,704	5,834
Policyholders’ account withdrawals	(5,134)	(4,786)
Net change in liabilities to banks and customers	(11,728)	2,750
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	97,930	58,116
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(103,304)	(57,333)
Cash inflow from capital increases	203	—
Transactions between equity holders	(146)	(6,027)
Dividends paid to shareholders	(2,709)	(1,888)
Net cash from sale or purchase of treasury shares	(23)	(290)
Other (net)	(492)	187
Net cash flow provided by financing activities	(18,699)	(3,437)

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Allianz Group

Notes to the Condensed Consolidated Interim Financial Statements

1 Basis of presentation

Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The condensed consolidated interim financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB.

The condensed consolidated interim financial statements comply with all new or amended IFRS, where application is compulsory for the first time for periods beginning on January 1, 2008.

For existing and unchanged IFRS the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2007.

IFRS do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The condensed consolidated interim financial statements are presented in millions of Euro (€mn).

2 Changes in the presentation of the condensed consolidated interim financial statements

As presented in the Notes to the Allianz Group’s consolidated financial statements for the year ended December 31, 2007, the Allianz Group identified certain prior period errors in 2007. The Allianz Group evaluated the errors individually and in the aggregate, and concluded that they were immaterial to the consolidated financial statements for all years in which they were included, and the Allianz Group corrected the errors in the 2007 consolidated financial statements. For these condensed consolidated interim financial statements, the following items were corrected in the consolidated statement of changes in equity:

As of June 30, 2007 € mn
Shareholders’ equity
Revenue reserves	(559)
Unrealized gains and losses (net)	(272)
Subtotal	(831)
Minority interests	771
Total equity	(60)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

3 Segment reporting

Allianz Group

Business Segment Information – Consolidated Balance Sheets

As of June 30, 2008 and as of December 31, 2007

	Property-Casualty		Life/Health
	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents	4,687	4,985	8,742	8,779
Financial assets carried at fair value through income	3,124	3,302	11,869	13,216
Investments	76,908	83,741	182,531	187,289
Loans and advances to banks and customers	18,247	20,712	92,517	91,188
Financial assets for unit linked contracts	—	—	59,446	66,060
Reinsurance assets	9,645	10,317	4,912	5,043
Deferred acquisition costs	3,993	3,681	16,361	15,838
Deferred tax assets	1,661	1,442	398	316
Other assets	22,842	21,864	14,436	14,071
Intangible assets	2,312	2,332	2,214	2,218
Total assets	143,419	152,376	393,426	404,018

	Property-Casualty		Life/Health
	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	78	96	4,573	5,147
Liabilities to banks and customers	4,921	6,865	6,123	6,078
Unearned premiums	15,793	13,163	2,162	1,858
Reserves for loss and loss adjustment expenses	54,843	56,943	8,264	6,773
Reserves for insurance and investment contracts	8,610	8,976	279,261	283,139
Financial liabilities for unit linked contracts	—	—	59,446	66,060
Deferred tax liabilities	2,381	2,606	731	946
Other liabilities	19,964	22,989	17,768	17,741
Certificated liabilities	160	158	2	3
Participation certificates and subordinated liabilities	845	905	65	60
Total liabilities	107,595	112,701	378,395	387,805

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn

21,854	17,307	822	770	431	445	(981)	(949)	35,555	31,337
183,167	168,339	844	980	451	887	(1,055)	(1,263)	198,400	185,461
15,537	16,284	866	879	100,248	102,894	(104,919)	(104,135)	271,171	286,952
257,104	295,506	588	469	6,541	4,754	(15,535)	(15,927)	359,462	396,702
—	—	—	—	—	—	—	—	59,446	66,060
—	—	—	—	—	—	(45)	(48)	14,512	15,312
—	—	158	94	—	—	—	—	20,512	19,613
1,725	1,733	155	161	1,048	935	(10)	184	4,977	4,771
7,651	8,203	3,136	3,452	6,830	10,786	(15,735)	(16,848)	39,160	41,528
2,379	2,379	6,050	6,227	246	257	—	—	13,201	13,413
489,417	509,751	12,619	13,032	115,795	120,958	(138,280)	(138,986)	1,016,396	1,061,149

Banking		Asset Management		Corporate		Consolidation		Group
As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 € mn	As of June 30, 2008 € mn	As of December 31, 2007 €mn

153,361	120,383	—	—	717	1,376	(670)	(949)	158,059	126,053
278,984	320,388	965	807	8,089	13,023	(10,350)	(10,667)	288,732	336,494
—	—	—	—	—	—	(1)	(1)	17,954	15,020
—	—	—	—	—	—	(8)	(10)	63,099	63,706
—	—	—	—	285	358	(232)	(229)	287,924	292,244
—	—	—	—	—	—	—	—	59,446	66,060
93	102	48	35	226	88	(6)	196	3,473	3,973
9,681	11,011	2,987	3,647	15,737	14,625	(21,458)	(20,689)	44,679	49,324
27,493	34,778	—	—	8,967	9,567	(2,492)	(2,436)	34,130	42,070
7,033	7,966	14	14	8,281	7,069	(1,193)	(1,190)	15,045	14,824
476,645	494,628	4,014	4,503	42,302	46,106	(36,410)	(35,975)	972,541	1,009,768
						Total equity		43,855	51,381
						Total liabilities and equity		1,016,396	1,061,149

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Business Segment Information – Consolidated Income Statements

For the three months ended June 30, 2008 and 2007

	Property-Casualty		Life/Health
Three months ended June 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written	9,842	9,982	5,255	4,856
Ceded premiums written	(1,115)	(1,245)	(115)	(175)
Change in unearned premiums	721	919	(29)	2
Premiums earned (net)	9,448	9,656	5,111	4,683
Interest and similar income	1,331	1,380	3,814	3,783
Income from financial assets and liabilities carried at fair value through income (net)	(46)	(2)	(355)	(669)
Realized gains/losses (net)	1,022	217	226	663
Fee and commission income	293	280	168	164
Other income	7	11	5	9
Income from fully consolidated private equity investments	—	—	3	—
Total income	12,055	11,542	8,972	8,633

Claims and insurance benefits incurred (gross)	(6,678)	(7,093)	(4,637)	(4,336)
Claims and insurance benefits incurred (ceded)	431	827	97	178
Claims and insurance benefits incurred (net)	(6,247)	(6,266)	(4,540)	(4,158)
Change in reserves for insurance and investment contracts (net)	(70)	(97)	(1,389)	(2,211)
Interest expenses	(91)	(92)	(55)	(111)
Loan loss provisions	(1)	(9)	4	—
Impairments of investments (net)	(413)	(28)	(904)	(56)
Investment expenses	(79)	(69)	(82)	(163)
Acquisition and administrative expenses (net)	(2,589)	(2,705)	(1,285)	(1,115)
Fee and commission expenses	(248)	(190)	(70)	(43)
Amortization of intangible assets	(3)	(4)	—	—
Restructuring charges	(5)	(8)	(2)	(3)
Other expenses	—	—	(1)	—
Expenses from fully consolidated private equity investments	—	—	(3)	—
Total expenses	(9,746)	(9,468)	(8,327)	(7,860)

Income (loss) before income taxes and minority interests in earnings	2,309	2,074	645	773
Income taxes	(432)	(578)	(200)	(234)
Minority interests in earnings	(55)	(116)	(20)	(60)
Net income (loss)	1,822	1,380	425	479

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
—	—	—	—	—	—	(5)	(5)	15,092	14,833
—	—	—	—	—	—	5	5	(1,225)	(1,415)
—	—	—	—	—	—	—	—	692	921
—	—	—	—	—	—	—	—	14,559	14,339
2,067	2,214	22	33	285	245	(293)	(339)	7,226	7,316
(630)	354	3	16	(118)	(44)	25	2	(1,121)	(343)
104	51	—	1	165	348	(123)	(192)	1,394	1,088
747	923	1,052	1,080	47	44	(204)	(169)	2,103	2,322
—	—	7	3	—	9	(4)	(26)	15	6
—	—	—	—	624	470	—	—	627	470
2,288	3,542	1,084	1,133	1,003	1,072	(599)	(724)	24,803	25,198

—	—	—	—	—	—	2	8	(11,313)	(11,421)
—	—	—	—	—	—	(2)	(8)	526	997
—	—	—	—	—	—	—	—	(10,787)	(10,424)
—	—	—	—	—	—	(7)	(24)	(1,466)	(2,332)
(1,340)	(1,484)	(14)	(19)	(366)	(394)	246	259	(1,620)	(1,841)
(68)	(65)	—	—	—	—	—	—	(65)	(74)
(35)	(9)	(2)	—	(121)	(9)	(51)	—	(1,526)	(102)
1	(4)	(1)	(1)	(50)	(20)	51	55	(160)	(202)
(1,165)	(1,334)	(544)	(555)	(73)	(251)	15	10	(5,641)	(5,950)
(150)	(157)	(331)	(315)	(37)	(26)	124	130	(712)	(601)
—	—	—	—	—	—	—	—	(3)	(4)
(1)	(3)	—	—	—	—	—	—	(8)	(14)
(30)	1	—	—	—	—	—	(1)	(31)	—
—	—	—	—	(595)	(456)	—	—	(598)	(456)
(2,788)	(3,055)	(892)	(890)	(1,242)	(1,156)	378	429	(22,617)	(22,000)

(500)	487	192	243	(239)	(84)	(221)	(295)	2,186	3,198
(37)	(56)	(71)	(101)	184	80	4	31	(552)	(858)
(15)	(20)	(1)	(8)	(3)	(4)	2	8	(92)	(200)
(552)	411	120	134	(58)	(8)	(215)	(256)	1,542	2,140

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Business Segment Information – Consolidated Income Statements

For the six months ended June 30, 2008 and 2007

	Property-Casualty		Life/Health
Six months ended June 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written	23,552	24,093	11,019	10,251
Ceded premiums written	(2,400)	(2,831)	(252)	(353)
Change in unearned premiums	(2,531)	(2,248)	(67)	(30)
Premiums earned (net)	18,621	19,014	10,700	9,868
Interest and similar income	2,382	2,386	7,014	6,938
Income from financial assets and liabilities carried at fair value through income (net)	31	(14)	(113)	(979)
Realized gains/losses (net)	1,391	984	887	1,856
Fee and commission income	560	552	339	335
Other income	257	95	115	63
Income from fully consolidated private equity investments	—	—	3	—
Total income	23,242	23,017	18,945	18,081

Claims and insurance benefits incurred (gross)	(13,536)	(14,267)	(9,767)	(9,214)
Claims and insurance benefits incurred (ceded)	988	1,618	214	354
Claims and insurance benefits incurred (net)	(12,548)	(12,649)	(9,553)	(8,860)
Change in reserves for insurance and investment contracts (net)	(99)	(178)	(3,192)	(4,835)
Interest expenses	(179)	(184)	(125)	(202)
Loan loss provisions	(1)	(9)	6	(3)
Impairments of investments (net)	(848)	(54)	(1,888)	(93)
Investment expenses	(202)	(143)	(410)	(359)
Acquisition and administrative expenses (net)	(4,980)	(5,380)	(2,393)	(1,989)
Fee and commission expenses	(496)	(387)	(130)	(105)
Amortization of intangible assets	(7)	(6)	(1)	(1)
Restructuring charges	1	(22)	(3)	(8)
Other expenses	—	—	(1)	—
Expenses from fully consolidated private equity investments	—	—	(3)	—
Total expenses	(19,359)	(19,012)	(17,693)	(16,455)

Income (loss) before income taxes and minority interests in earnings	3,883	4,005	1,252	1,626
Income taxes	(910)	(1,115)	(336)	(435)
Minority interests in earnings	(94)	(330)	(39)	(159)
Net income (loss)	2,879	2,560	877	1,032

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
—	—	—	—	—	—	(11)	(8)	34,560	34,336
—	—	—	—	—	—	11	8	(2,641)	(3,176)
—	—	—	—	—	—	—	—	(2,598)	(2,278)
—	—	—	—	—	—	—	—	29,321	28,882
4,305	4,423	50	66	515	399	(630)	(630)	13,636	13,582
(1,192)	695	(1)	23	90	41	12	6	(1,173)	(228)
166	190	8	3	149	988	120	276	2,721	4,297
1,531	1,901	2,038	2,153	112	89	(376)	(352)	4,204	4,678
—	—	12	7	1	14	(19)	(80)	366	99
—	—	—	—	1,203	941	—	—	1,206	941
4,810	7,209	2,107	2,252	2,070	2,472	(893)	(780)	50,281	52,251

—	—	—	—	—	—	4	13	(23,299)	(23,468)
—	—	—	—	—	—	(4)	(13)	1,198	1,959
—	—	—	—	—	—	—	—	(22,101)	(21,509)
—	—	—	—	—	—	(20)	(55)	(3,311)	(5,068)
(2,882)	(2,765)	(23)	(30)	(791)	(747)	554	489	(3,446)	(3,439)
(80)	(60)	—	—	—	—	—	—	(75)	(72)
(65)	(22)	(5)	—	(166)	—	(51)	—	(3,023)	(169)
3	(13)	—	—	(94)	(54)	106	106	(597)	(463)
(2,383)	(2,744)	(1,150)	(1,145)	(219)	(368)	38	38	(11,087)	(11,588)
(290)	(303)	(611)	(642)	(66)	(61)	226	263	(1,367)	(1,235)
—	—	—	—	—	—	—	—	(8)	(7)
15	(12)	—	(2)	—	—	—	—	13	(44)
(36)	14	—	—	—	—	—	(1)	(37)	13
—	—	—	—	(1,151)	(916)	—	—	(1,154)	(916)
(5,718)	(5,905)	(1,789)	(1,819)	(2,487)	(2,146)	853	840	(46,193)	(44,497)

(908)	1,304	318	433	(417)	326	(40)	60	4,088	7,754
(153)	(224)	(117)	(181)	270	55	20	75	(1,226)	(1,825)
(29)	(44)	(3)	(19)	(10)	(8)	3	11	(172)	(549)
(1,090)	1,036	198	233	(157)	373	(17)	146	2,690	5,380

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Business Segment Information – Total revenues and reconciliation of

Operating Profit and Net Income For the three months ended June 30, 2008 and 2007

	Property-Casualty 1)		Life/Health 1)
Three months ended June 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Total revenues 2)	9,842	9,982	10,729	11,758

Premiums earned (net)	9,448	9,656	5,111	4,683
Interest and similar income	1,331	1,380	3,814	3,783
Operating income from financial assets and liabilities carried at fair value through income (net)	(60)	(1)	(352)	(668)
Operating realized gains/losses (net)	61	1	273	646
Fee and commission income	293	280	168	164
Other income	7	11	5	9
Income from fully consolidated private equity investments	—	—	3	—
Claims and insurance benefits incurred (net)	(6,247)	(6,266)	(4,540)	(4,158)
Change in reserves for insurance and investment contracts (net)	(70)	(97)	(1,389)	(2,211)
Interest expenses, excluding interest expenses from external debt	(91)	(92)	(55)	(111)
Loan loss provisions	(1)	(9)	4	—
Operating impairments of investments (net)	(72)	(5)	(898)	(56)
Investment expenses	(79)	(69)	(82)	(163)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(2,589)	(2,705)	(1,285)	(1,115)
Fee and commission expenses	(248)	(190)	(70)	(43)
Operating restructuring charges	—	—	—	(2)
Other expenses	—	—	(1)	—
Expenses from fully consolidated private equity investments	—	—	(3)	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	1,683	1,894	703	758

Non-operating income from financial assets and liabilities carried at fair value through income (net)	14	(1)	(3)	(1)
Non-operating realized gains/losses (net)	961	216	(47)	17
Non-operating impairments of investments (net)	(341)	(23)	(6)	—
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(3)	(4)	—	—
Non-operating restructuring charges	(5)	(8)	(2)	(1)
Reclassification of tax benefits	—	—	—	—
Non-operating items	626	180	(58)	15

Income (loss) before income taxes and minority interests in earnings	2,309	2,074	645	773
Income taxes	(432)	(578)	(200)	(234)
Minority interests in earnings	(55)	(116)	(20)	(60)
Net income (loss)	1,822	1,380	425	479

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
694	1,850	738	797	—	—	34	(50)	22,037	24,337

—	—	—	—	—	—	—	—	14,559	14,339
2,067	2,214	22	33	285	245	(293)	(339)	7,226	7,316
(630)	354	3	16	(55)	39	65	(46)	(1,029)	(306)
—	—	—	—	—	—	14	(1)	348	646
747	923	1,052	1,080	47	44	(204)	(169)	2,103	2,322
—	—	7	3	—	9	(4)	(26)	15	6
—	—	—	—	624	470	—	—	627	470
—	—	—	—	—	—	—	—	(10,787)	(10,424)
—	—	—	—	—	—	(7)	(24)	(1,466)	(2,332)
(1,340)	(1,484)	(14)	(19)	(133)	(116)	246	259	(1,387)	(1,563)
(68)	(65)	—	—	—	—	—	—	(65)	(74)
—	—	—	—	—	—	(17)	—	(987)	(61)
1	(4)	(1)	(1)	(50)	(20)	51	55	(160)	(202)
(1,165)	(1,334)	(457)	(472)	(81)	(199)	15	10	(5,562)	(5,815)
(150)	(157)	(331)	(315)	(37)	(26)	124	130	(712)	(601)
—	—	—	—	—	—	—	—	—	(2)
(30)	1	—	—	—	—	—	(1)	(31)	—
—	—	—	—	(595)	(456)	—	—	(598)	(456)
—	—	—	—	—	—	10	25	10	25
(568)	448	281	325	5	(10)	—	(127)	2,104	3,288

—	—	—	—	(63)	(83)	(40)	48	(92)	(37)
104	51	—	1	165	348	(137)	(191)	1,046	442
(35)	(9)	(2)	—	(121)	(9)	(34)	—	(539)	(41)
—	—	—	—	(233)	(278)	—	—	(233)	(278)
—	—	(87)	(83)	8	(52)	—	—	(79)	(135)
—	—	—	—	—	—	—	—	(3)	(4)
(1)	(3)	—	—	—	—	—	—	(8)	(12)
—	—	—	—	—	—	(10)	(25)	(10)	(25)
68	39	(89)	(82)	(244)	(74)	(221)	(168)	82	(90)

(500)	487	192	243	(239)	(84)	(221)	(295)	2,186	3,198
(37)	(56)	(71)	(101)	184	80	4	31	(552)	(858)
(15)	(20)	(1)	(8)	(3)	(4)	2	8	(92)	(200)
(552)	411	120	134	(58)	(8)	(215)	(256)	1,542	2,140

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Allianz Group

Business Segment Information – Total revenues and reconciliation of

Operating Profit and Net Income For the six months ended June 30, 2008 and 2007

	Property-Casualty 1)		Life/Health 1)
Six months ended June 30,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Total revenues 2)	23,552	24,093	23,056	24,084

Premiums earned (net)	18,621	19,014	10,700	9,868
Interest and similar income	2,382	2,386	7,014	6,938
Operating income from financial assets and liabilities carried at fair value through income (net)	(46)	16	(121)	(979)
Operating realized gains/losses (net)	58	35	922	1,734
Fee and commission income	560	552	339	335
Other income	257	95	115	63
Income from fully consolidated private equity investments	—	—	3	—
Claims and insurance benefits incurred (net)	(12,548)	(12,649)	(9,553)	(8,860)
Change in reserves for insurance and investment contracts (net)	(99)	(178)	(3,192)	(4,835)
Interest expenses, excluding interest expenses from external debt	(179)	(184)	(125)	(202)
Loan loss provisions	(1)	(9)	6	(3)
Operating impairments of investments (net)	(165)	(7)	(1,878)	(93)
Investment expenses	(202)	(143)	(410)	(359)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(4,980)	(5,380)	(2,393)	(1,989)
Fee and commission expenses	(496)	(387)	(130)	(105)
Operating restructuring charges	—	—	(1)	(5)
Other expenses	—	—	(1)	—
Expenses from fully consolidated private equity investments	—	—	(3)	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	3,162	3,161	1,292	1,508

Non-operating income from financial assets and liabilities carried at fair value through income (net)	77	(30)	8	—
Non-operating realized gains/losses (net)	1,333	949	(35)	122
Non-operating impairments of investments (net)	(683)	(47)	(10)	—
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(7)	(6)	(1)	(1)
Non-operating restructuring charges	1	(22)	(2)	(3)
Reclassification of tax benefits	—	—	—	—
Non-operating items	721	844	(40)	118

Income (loss) before income taxes and minority interests in earnings	3,883	4,005	1,252	1,626
Income taxes	(910)	(1,115)	(336)	(435)
Minority interests in earnings	(94)	(330)	(39)	(159)
Net income (loss)	2,879	2,560	877	1,032

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
1,472	3,951	1,465	1,577	—	—	145	(45)	49,690	53,660

—	—	—	—	—	—	—	—	29,321	28,882
4,305	4,423	50	66	515	399	(630)	(630)	13,636	13,582
(1,192)	695	(1)	23	(45)	40	177	(20)	(1,228)	(225)
—	—	—	—	—	—	17	13	997	1,782
1,531	1,901	2,038	2,153	112	89	(376)	(352)	4,204	4,678
—	—	12	7	1	14	(19)	(80)	366	99
—	—	—	—	1,203	941	—	—	1,206	941
—	—	—	—	—	—	—	—	(22,101)	(21,509)
—	—	—	—	—	—	(20)	(55)	(3,311)	(5,068)
(2,882)	(2,765)	(23)	(30)	(306)	(247)	554	489	(2,961)	(2,939)
(80)	(60)	—	—	—	—	—	—	(75)	(72)
—	—	—	—	—	—	(17)	—	(2,060)	(100)
3	(13)	—	—	(94)	(54)	106	106	(597)	(463)
(2,383)	(2,744)	(943)	(940)	(240)	(316)	38	38	(10,901)	(11,331)
(290)	(303)	(611)	(642)	(66)	(61)	226	263	(1,367)	(1,235)
—	—	—	—	—	—	—	—	(1)	(5)
(36)	14	—	—	—	—	—	(1)	(37)	13
—	—	—	—	(1,151)	(916)	—	—	(1,154)	(916)
—	—	—	—	—	—	23	44	23	44
(1,024)	1,148	522	637	(71)	(111)	79	(185)	3,960	6,158

—	—	—	—	135	1	(165)	26	55	(3)
166	190	8	3	149	988	103	263	1,724	2,515
(65)	(22)	(5)	—	(166)	—	(34)	—	(963)	(69)
—	—	—	—	(485)	(500)	—	—	(485)	(500)
—	—	(207)	(205)	21	(52)	—	—	(186)	(257)
—	—	—	—	—	—	—	—	(8)	(7)
15	(12)	—	(2)	—	—	—	—	14	(39)
—	—	—	—	—	—	(23)	(44)	(23)	(44)
116	156	(204)	(204)	(346)	437	(119)	245	128	1,596

(908)	1,304	318	433	(417)	326	(40)	60	4,088	7,754
(153)	(224)	(117)	(181)	270	55	20	75	(1,226)	(1,825)
(29)	(44)	(3)	(19)	(10)	(8)	3	11	(172)	(549)
(1,090)	1,036	198	233	(157)	373	(17)	146	2,690	5,380

Notes to the Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report Second Quarter and First Half of 2008

Operating Profit

The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

The Allianz Group believes that trends in the underlying profitability of it’s business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Property-Casualty Segment1)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Gross premiums written2)	9,842	9,982	23,552	24,093
Ceded premiums written	(1,115)	(1,245)	(2,400)	(2,831)
Change in unearned premiums	721	919	(2,531)	(2,248)
Premiums earned (net)	9,448	9,656	18,621	19,014
Interest and similar income	1,331	1,380	2,382	2,386
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(60)	(1)	(46)	16
Operating realized gains/losses (net)4)	61	1	58	35
Fee and commission income	293	280	560	552
Other income	7	11	257	95
Operating revenues	11,080	11,327	21,832	22,098

Claims and insurance benefits incurred (net)	(6,247)	(6,266)	(12,548)	(12,649)
Changes in reserves for insurance and investment contracts (net)	(70)	(97)	(99)	(178)
Interest expenses	(91)	(92)	(179)	(184)
Loan loss provisions	(1)	(9)	(1)	(9)
Operating impairments of investments (net)5)	(72)	(5)	(165)	(7)
Investment expenses	(79)	(69)	(202)	(143)
Acquisition and administrative expenses (net)	(2,589)	(2,705)	(4,980)	(5,380)
Fee and commission expenses	(248)	(190)	(496)	(387)
Operating expenses	(9,397)	(9,433)	(18,670)	(18,937)

Operating profit	1,683	1,894	3,162	3,161

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	14	(1)	77	(30)
Non-operating realized gains/losses (net)4)	961	216	1,333	949
Non-operating impairments of investments (net)5)	(341)	(23)	(683)	(47)
Amortization of intangible assets	(3)	(4)	(7)	(6)
Restructuring charges	(5)	(8)	1	(22)
Non-operating items	626	180	721	844

Income before income taxes and minority interests in earnings	2,309	2,074	3,883	4,005

Income taxes	(432)	(578)	(910)	(1,115)
Minority interests in earnings	(55)	(116)	(94)	(330)
Net income	1,822	1,380	2,879	2,560

Loss ratio6) in %	66.1	64.9	67.4	66.5
Expense ratio7) in %	27.4	28.0	26.7	28.3
Combined ratio8) in %	93.5	92.9	94.1	94.8

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Life/Health Segment1)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Statutory premiums2)	10,729	11,758	23,056	24,084
Ceded premiums written	(124)	(186)	(267)	(379)
Change in unearned premiums	(29)	3	(66)	(24)
Statutory premiums (net)	10,576	11,575	22,723	23,681
Deposits from SFAS 97 insurance and investment contracts	(5,465)	(6,892)	(12,023)	(13,813)
Premiums earned (net)	5,111	4,683	10,700	9,868
Interest and similar income	3,814	3,783	7,014	6,938
Operating income from financial assets and liabilities carried at fair value through income (net)3)	(352)	(668)	(121)	(979)
Operating realized gains/losses (net)4)	273	646	922	1,734
Fee and commission income	168	164	339	335
Other income	5	9	115	63
Income from fully consolidated private equity investments	3	—	3	—
Operating revenues	9,022	8,617	18,972	17,959

Claims and insurance benefits incurred (net)	(4,540)	(4,158)	(9,553)	(8,860)
Changes in reserves for insurance and investment contracts (net)	(1,389)	(2,211)	(3,192)	(4,835)
Interest expenses	(55)	(111)	(125)	(202)
Loan loss provisions	4	—	6	(3)
Operating impairments of investments (net)5)	(898)	(56)	(1,878)	(93)
Investment expenses	(82)	(163)	(410)	(359)
Acquisition and administrative expenses (net)	(1,285)	(1,115)	(2,393)	(1,989)
Fee and commission expenses	(70)	(43)	(130)	(105)
Operating restructuring charges6)	—	(2)	(1)	(5)
Other expenses	(1)	—	(1)	—
Expenses from fully consolidated private equity investments	(3)	—	(3)	—
Operating expenses	(8,319)	(7,859)	(17,680)	(16,451)

Operating profit	703	758	1,292	1,508

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	(3)	(1)	8	—
Non-operating realized gains/losses (net)4)	(47)	17	(35)	122
Non-operating impairments of investments (net)5)	(6)	—	(10)	—
Amortization of intangible assets	—	—	(1)	(1)
Non-operating restructuring charges6)	(2)	(1)	(2)	(3)
Non-operating items	(58)	15	(40)	118

Income before income taxes and minority interests in earnings	645	773	1,252	1,626

Income taxes	(200)	(234)	(336)	(435)
Minority interests in earnings	(20)	(60)	(39)	(159)
Net income	425	479	877	1,032

Statutory expense ratio7) in %	12.2	9.6	10.5	8.4

1)	Since 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	The total of these items equals restructuring charges in the segment income statement.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Banking Segment

	Three months ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income1)	727	703	730	701	1,423	1,372	1,658	1,601
Net fee and commission income2)	597	558	766	718	1,241	1,162	1,598	1,507
Trading income (net)3)	(697)	(694)	338	335	(1,403)	(1,392)	689	680
Income from financial assets and liabilities designated at fair value through income (net)3)	67	67	16	16	211	211	6	5
Other income	—	1	—	—	—	1	—	—
Operating revenues4)	694	635	1,850	1,770	1,472	1,354	3,951	3,793

Administrative expenses	(1,165)	(1,104)	(1,334)	(1,277)	(2,383)	(2,260)	(2,744)	(2,632)
Investment expenses	1	—	(4)	(5)	3	(1)	(13)	(16)
Other expenses	(30)	(31)	1	1	(36)	(36)	14	14
Operating expenses	(1,194)	(1,135)	(1,337)	(1,281)	(2,416)	(2,297)	(2,743)	(2,634)

Loan loss provisions	(68)	(66)	(65)	(62)	(80)	(76)	(60)	(55)
Operating profit (loss)	(568)	(566)	448	427	(1,024)	(1,019)	1,148	1,104

Realized gains/losses (net)	104	103	51	43	166	166	190	180
Impairments of investments (net)	(35)	(35)	(9)	(9)	(65)	(65)	(22)	(22)
Restructuring charges	(1)	(1)	(3)	(4)	15	15	(12)	(13)
Non-operating items	68	67	39	30	116	116	156	145

Income (loss) before income taxes and minority interests in earnings	(500)	(499)	487	457	(908)	(903)	1,304	1,249

Income taxes	(37)	(35)	(56)	(44)	(153)	(129)	(224)	(202)
Minority interests in earnings	(15)	(11)	(20)	(18)	(29)	(26)	(44)	(40)
Net income (loss)	(552)	(545)	411	395	(1,090)	(1,058)	1,036	1,007

Cost-income ratio5) in %	172.0	178.7	72.3	72.4	164.1	169.6	69.4	69.4

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Asset Management Segment

	Three months ended June 30,				Six months ended June 30,
	2008		2007		2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income1)	721	705	765	743	1,427	1,398	1,511	1,471
Net interest income2)	7	11	13	17	27	26	36	36
Income from financial assets and liabilities carried at fair value through income (net)	3	2	16	15	(1)	(1)	23	22
Other income	7	7	3	3	12	12	7	7
Operating revenues3)	738	725	797	778	1,465	1,435	1,577	1,536

Administrative expenses, excluding acquisition-related expenses4)	(457)	(451)	(472)	(464)	(943)	(923)	(940)	(918)
Operating expenses	(457)	(451)	(472)	(464)	(943)	(923)	(940)	(918)

Operating profit	281	274	325	314	522	512	637	618

Realized gains/losses (net)	—	—	1	1	8	8	3	3
Impairments of investments (net)	(2)	(2)	—	—	(5)	(5)	—	—
Acquisition-related expenses4), thereof:
Deferred purchases of interests in PIMCO	(87)	(87)	(80)	(80)	(207)	(207)	(202)	(202)
Other acquisition-related expenses	—	—	(3)	(3)	—	—	(3)	(3)
Subtotal	(87)	(87)	(83)	(83)	(207)	(207)	(205)	(205)
Restructuring charges	—	—	—	—	—	—	(2)	(2)
Non-operating items	(89)	(89)	(82)	(82)	(204)	(204)	(204)	(204)

Income before income taxes and minority interests in earnings	192	185	243	232	318	308	433	414

Income taxes	(71)	(71)	(101)	(100)	(117)	(116)	(181)	(179)
Minority interests in earnings	(1)	—	(8)	(6)	(3)	(2)	(19)	(16)
Net income	120	114	134	126	198	190	233	219

Cost-income ratio5) in %	61.9	62.2	59.2	59.6	64.4	64.3	59.6	59.8

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Represents operating expenses divided by operating revenues

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Corporate Segment

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Interest and similar income	285	245	515	399
Operating income from financial assets and liabilities carried at fair value through income (net)1)	(55)	39	(45)	40
Fee and commission income	47	44	112	89
Other income	—	9	1	14
Income from fully consolidated private equity investments	624	470	1,203	941
Operating revenues	901	807	1,786	1,483

Interest expenses, excluding interest expenses from external debt2)	(133)	(116)	(306)	(247)
Investment expenses	(50)	(20)	(94)	(54)
Acquisition and administrative expenses (net), excluding acquisition-related expenses3)	(81)	(199)	(240)	(316)
Fee and commission expenses	(37)	(26)	(66)	(61)
Expenses from fully consolidated private equity investments	(595)	(456)	(1,151)	(916)
Operating expenses	(896)	(817)	(1,857)	(1,594)

Operating profit (loss)	5	(10)	(71)	(111)

Non-operating income from financial assets and liabilities carried at fair value through income (net)1)	(63)	(83)	135	1
Realized gains/losses (net)	165	348	149	988
Interest expenses from external debt2)	(233)	(278)	(485)	(500)
Impairments of investments (net)	(121)	(9)	(166)	—
Acquisition-related expenses3)	8	(52)	21	(52)
Non-operating items	(244)	(74)	(346)	437

Income (loss) before income taxes and minority interests in earnings	(239)	(84)	(417)	326

Income taxes	184	80	270	55
Minority interests in earnings	(3)	(4)	(10)	(8)
Net income (loss)	(58)	(8)	(157)	373

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expenses in the segment income statement.
3)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Supplementary Information to the Consolidated Balance Sheets

4 Financial assets carried at fair value through income

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Financial assets held for trading
Debt securities 1)	52,694	59,715
Equity securities	16,263	30,596
Derivative financial instruments	98,046	73,230
Subtotal	167,003	163,541
Financial assets designated at fair value through income
Debt securities 2)3)4)	20,476	15,924
Equity securities	4,403	4,232
Loans to banks and customers	6,518	1,764
Subtotal	31,397	21,920
Total	198,400	185,461

1)	Debt securities held for trading include €11.1 bn (2007: €15.1 bn) of asset-backed securities of Dresdner Bank as of June 30, 2008.
2)	Debt securities designated at fair value through income include €5.7 bn (2007: €2.8 bn) of credit investment related conduits (“CIRC”) of Dresdner Bank as of June 30, 2008.
3)	Debt securities designated at fair value through income include €0.8 bn (2007: €0.8 bn) of asset-backed securities of the Life/Health segment as of June 30, 2008.
4)	The increase in debt securities at fair value through income is mainly related to the application of the fair value option for money market business.

5 Investments

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Available-for-sale investments	251,495	268,001
Held-to-maturity investments	5,065	4,659
Funds held by others under reinsurance contracts assumed	1,074	1,063
Investments in associates and joint ventures	5,805	5,471
Real estate held for investment	7,732	7,758
Total	271,171	286,952

Available-for-sale investments

	As of June 30, 2008				As of December 31, 2007
	Amortized	Unrealized	Unrealized	Fair Value	Amortized	Unrealized	Unrealized	Fair Value
	Cost € mn	Gains € mn	Losses € mn	€ mn	Cost € mn	Gains € mn	Losses € mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial) 1)	7,326	20	(161)	7,185	7,628	30	(112)	7,546
Corporate mortgage-backed securities (residential and commercial) 1)	6,673	—	(304)	6,369	6,663	39	(101)	6,601
Other asset-backed securities 1)	5,433	13	(197)	5,249	5,384	34	(92)	5,326
Government and government agency bonds	93,216	598	(3,137)	90,677	98,285	1,334	(1,479)	98,140
Corporate bonds	97,743	303	(4,702)	93,344	86,095	660	(2,356)	84,399
Other	1,603	47	(45)	1,605	2,933	99	(104)	2,928
Subtotal	211,994	981	(8,546)	204,429	206,988	2,196	(4,244)	204,940
Equity securities	34,537	13,882	(1,353)	47,066	40,794	22,734	(467)	63,061
Total	246,531	14,863	(9,899)	251,495	247,782	24,930	(4,711)	268,001

1)	Includes asset-backed securities of the Property-Casualty segment of €4.6 bn (2007: €4.9 bn) and of the Life/Health segment of €12.8 bn (2007: €13.0 bn) as of June 30, 2008.

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

6 Loans and advances to banks and customers

	As of June 30, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	9,503	—	9,503	10,316	—	10,316
Reverse repurchase agreements	53,942	47,232	101,174	68,340	56,991	125,331
Collateral paid for securities borrowing transactions	12,270	16,002	28,272	16,664	23,714	40,378
Loans	76,625	124,643	201,268	74,944	125,403	200,347
Other	9,210	10,859	20,069	14,012	7,148	21,160
Subtotal	161,550	198,736	360,286	184,276	213,256	397,532
Loan loss allowance	(3)	(821)	(824)	(3)	(827)	(830)
Total	161,547	197,915	359,462	184,273	212,429	396,702

Loans and advances to customers by type of customer

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Corporate customers	132,768	148,848
Private customers	54,749	55,761
Public authorities	11,219	8,647
Total	198,736	213,256

7 Reinsurance assets

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Unearned premiums	1,663	1,342
Reserves for loss and loss adjustment expenses	8,015	8,561
Aggregate policy reserves	4,735	5,319
Other insurance reserves	99	90
Total	14,512	15,312

8 Deferred acquisition costs

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Deferred acquisition costs
Property-Casualty	3,989	3,675
Life/Health	14,632	14,118
Asset Management	158	94
Subtotal	18,779	17,887
Present value of future profits	1,209	1,206
Deferred sales inducements	524	520
Total	20,512	19,613

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

9 Other assets

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Receivables
Policyholders	4,421	4,616
Agents	3,960	3,956
Reinsurers	2,389	2,676
Other	4,500	4,994
Less allowance for doubtful accounts	(455)	(389)
Subtotal	14,815	15,853
Tax receivables
Income tax	2,270	2,536
Other tax	734	731
Subtotal	3,004	3,267
Accrued dividends, interest and rent	8,905	8,782
Prepaid expenses
Interest and rent	26	29
Other prepaid expenses	393	261
Subtotal	419	290
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	436	344
Property and equipment
Real estate held for own use	3,730	3,708
Equipment	1,584	1,666
Software	1,191	1,165
Subtotal	6,505	6,539
Non-current assets and disposal groups held for sale	1,587	3,503
Other assets 1)	3,489	2,950
Total	39,160	41,528

1)	As of June 30, 2008, includes prepaid benefit costs for defined benefit plans of € 535 mn.

Non-current assets and disposal groups held for sale as of June 30, 2008 include assets related to Selecta AG of €1,579 mn (2007: €1,543 mn) with related liabilities of €1,305 mn (2007: €1,292 mn).

10 Intangible assets

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Goodwill	12,238	12,453
Brand names	745	737
Other	218	223
Total	13,201	13,413

Changes in goodwill for the six months ended June 30, 2008, were as follows:

2008 € mn
Cost as of January 1,	12,677
Accumulated impairments as of January 1,	(224)
Carrying amount as of January 1,	12,453
Additions	1
Foreign currency translation adjustments	(216)
Carrying amount as of June 30,	12,238
Accumulated impairments as of June 30,	224
Cost as of June 30,	12,462

11 Financial liabilities carried at fair value through income

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Financial liabilities held for trading
Obligations to deliver securities	22,348	34,795
Derivative financial instruments	98,760	76,819
Other trading liabilities	11,189	12,469
Subtotal	132,297	124,083
Financial liabilities designated at fair value through income 1)	25,762	1,970
Total	158,059	126,053

1)	The increase in financial liabilities designated at fair value through income is mainly related to the application of the fair value option for money market business.

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

12 Liabilities to banks and customers

	As of June 30, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	14,666	61,191	75,857	11,204	60,443	71,647
Savings deposits	—	5,297	5,297	—	5,304	5,304
Term deposits and certificates of deposit	36,150	69,897	106,047	64,129	72,938	137,067
Repurchase agreements	37,041	38,111	75,152	50,444	42,145	92,589
Collateral received from securities lending transactions	13,566	6,685	20,251	16,235	4,729	20,964
Other	3,186	2,942	6,128	5,513	3,410	8,923
Total	104,609	184,123	288,732	147,525	188,969	336,494

13 Reserves for loss and loss adjustment expenses

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Property-Casualty	54,843	56,943
Life/Health	8,264	6,773
Consolidation	(8)	(10)
Total	63,099	63,706

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the six months ended June 30, 2008 and June 30, 2007, are as follows:

	2008			2007
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
As of January 1,	56,943	(8,266)	48,677	58,664	(9,333)	49,331
Loss and loss adjustment expenses incurred
Current year	14,684	(1,350)	13,334	15,114	(1,822)	13,292
Prior years	(1,148)	362	(786)	(847)	204	(643)
Subtotal	13,536	(988)	12,548	14,267	(1,618)	12,649
Loss and loss adjustment expenses paid
Current year	(4,747)	238	(4,509)	(5,086)	402	(4,684)
Prior years	(8,769)	1,052	(7,717)	(9,384)	1,199	(8,185)
Subtotal	(13,516)	1,290	(12,226)	(14,470)	1,601	(12,869)
Foreign currency translation adjustments and other changes	(640)	218	(422)	(617)	358	(259)
Changes in the consolidated subsidiaries of the Allianz Group	1	—	1	122	(14)	108
Reclassifications 1)	(1,481)	90	(1,391)	—	—	—
As of June 30,	54,843	(7,656)	47,187	57,966	(9,006)	48,960

1)	Since 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

14 Reserves for insurance and investment contracts

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Aggregate policy reserves	267,792	264,243
Reserves for premium refunds	19,525	27,225
Other insurance reserves	607	776
Total	287,924	292,244

15 Other liabilities

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Payables
Policyholders	4,452	4,806
Reinsurance	1,685	1,844
Agents	1,458	1,743
Subtotal	7,595	8,393
Payables for social security	376	196
Tax payables
Income tax	1,512	2,563
Other	1,536	1,012
Subtotal	3,048	3,575
Accrued interest and rent	3,302	4,226
Unearned income
Interest and rent	22	6
Other	707	351
Subtotal	729	357
Provisions
Pensions and similar obligations	3,939	4,184
Employee related	2,196	2,956
Share-based compensation	1,335	1,761
Restructuring plans	397	541
Loan commitments	168	201
Contingent losses from non-insurance business	155	134
Other provisions	1,812	1,857
Subtotal	10,002	11,634
Deposits retained for reinsurance ceded	2,819	3,227
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	1,350	2,210
Financial liabilities for puttable equity instruments	3,515	4,162
Disposal groups held for sale	1,305	1,293
Other liabilities	10,638	10,051
Total	44,679	49,324

16 Certificated liabilities

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Senior bonds	4,073	4,279
Exchangeable bonds	—	450
Money market securities	2,875	2,929
Subtotal	6,948	7,658
Banking subsidiaries
Senior bonds	14,931	18,111
Money market securities	12,223	16,298
Subtotal	27,154	34,409
All other subsidiaries
Certificated liabilities	28	3
Subtotal	28	3
Total	34,130	42,070

1)

Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

17 Participation certificates and subordinated liabilities

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Subordinated bonds 2)	8,065	6,853
Participation certificates	85	85
Subtotal	8,150	6,938
Banking subsidiaries
Subordinated bonds	2,854	2,822
Hybrid equity	2,383	2,429
Participation certificates	768	1,686
Subtotal	6,005	6,937
All other subsidiaries
Subordinated liabilities	845	904
Hybrid equity	45	45
Subtotal	890	949
Total	15,045	14,824

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.
2)	In June 2008 Allianz SE issued undated subordinated bond in the aggregate principal amount of USD 2,000 mn at a coupon rate of 8.375 % p.a.

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

18 Equity

	As of June 30, 2008 € mn	As of December 31, 2007 € mn
Shareholders’ equity
Issued capital	1,158	1,152
Capital reserve	27,366	27,169
Revenue reserves	12,515	12,790
Treasury shares	(133)	(172)
Foreign currency translation adjustments	(4,385)	(3,656)
Unrealized gains and losses (net) 1)	3,936	10,470
Subtotal	40,457	47,753
Minority interests	3,398	3,628
Total	43,855	51,381

1)	As of June 30, 2008 includes €190 mn related to cash flow hedges (2007: €175 mn).

Dividends

In the second quarter of 2008 a total dividend of €2,472 mn (2007: €1,642 mn) or €5.50 (2007: €3.80) per qualifying share was paid to the shareholders.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

Supplementary Information to the Consolidated Income Statements

19 Premiums earned (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Premiums written
Direct	8,987	5,169	—	14,156
Assumed	855	86	(5)	936
Subtotal	9,842	5,255	(5)	15,092
Ceded	(1,115)	(115)	5	(1,225)
Net	8,727	5,140	—	13,867
Change in unearned premiums
Direct	837	(23)	—	814
Assumed	(188)	(4)	—	(192)
Subtotal	649	(27)	—	622
Ceded	72	(2)	—	70
Net	721	(29)	—	692
Premiums earned
Direct	9,824	5,146	—	14,970
Assumed	667	82	(5)	744
Subtotal	10,491	5,228	(5)	15,714
Ceded	(1,043)	(117)	5	(1,155)
Net	9,448	5,111	—	14,559
2007
Premiums written
Direct	9,347	4,794	—	14,141
Assumed	635	62	(5)	692
Subtotal	9,982	4,856	(5)	14,833
Ceded	(1,245)	(175)	5	(1,415)
Net	8,737	4,681	—	13,418
Change in unearned premiums
Direct	936	—	—	936
Assumed	(55)	3	1	(51)
Subtotal	881	3	1	885
Ceded	38	(1)	(1)	36
Net	919	2	—	921
Premiums earned
Direct	10,283	4,794	—	15,077
Assumed	580	65	(4)	641
Subtotal	10,863	4,859	(4)	15,718
Ceded	(1,207)	(176)	4	(1,379)
Net	9,656	4,683	—	14,339

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

19 Premiums earned (net) (continued)

Six months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Premiums written
Direct	22,125	10,842	—	32,967
Assumed	1,427	177	(11)	1,593
Subtotal	23,552	11,019	(11)	34,560
Ceded	(2,400)	(252)	11	(2,641)
Net	21,152	10,767	—	31,919
Change in unearned premiums
Direct	(2,625)	(61)	—	(2,686)
Assumed	(286)	(6)	—	(292)
Subtotal	(2,911)	(67)	—	(2,978)
Ceded	380	—	—	380
Net	(2,531)	(67)	—	(2,598)
Premiums earned
Direct	19,500	10,781	—	30,281
Assumed	1,141	171	(11)	1,301
Subtotal	20,641	10,952	(11)	31,582
Ceded	(2,020)	(252)	11	(2,261)
Net	18,621	10,700	—	29,321
2007
Premiums written
Direct	22,811	10,105	—	32,916
Assumed	1,282	146	(8)	1,420
Subtotal	24,093	10,251	(8)	34,336
Ceded	(2,831)	(353)	8	(3,176)
Net	21,262	9,898	—	31,160
Change in unearned premiums
Direct	(2,562)	(38)	—	(2,600)
Assumed	(94)	7	1	(86)
Subtotal	(2,656)	(31)	1	(2,686)
Ceded	408	1	(1)	408
Net	(2,248)	(30)	—	(2,278)
Premiums earned
Direct	20,249	10,067	—	30,316
Assumed	1,188	153	(7)	1,334
Subtotal	21,437	10,220	(7)	31,650
Ceded	(2,423)	(352)	7	(2,768)
Net	19,014	9,868	—	28,882

20 Interest and similar income

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Interest from held-to-maturity investments	61	55	118	111
Dividends from available-for-sale investments	1,240	1,347	1,517	1,654
Interest from available-for-sale investments	2,581	2,402	5,110	4,770
Share of earnings from investments in associates and joint ventures	47	72	68	331
Rent from real estate held for investment	166	220	355	429
Interest from loans to banks and customers	3,084	3,155	6,387	6,153
Other interest	47	65	81	134
Total	7,226	7,316	13,636	13,582

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

21 Income from financial assets and liabilities carried at fair value through income (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Managment € mn	Corporate € mn	Consolidation € mn	Group € mn
2008
Expenses from financial assets and liabilities held for trading	(62)	(162)	(697)	—	(116)	25	(1,012)
Income (expenses) from financial assets designated at fair value through income	16	(283)	22	7	(2)	—	(240)
Income from financial liabilities designated at fair value through income	—	—	23	—	—	—	23
Income (expenses) from financial liabilities for puttable equity instruments (net)	—	90	22	(4)	—	—	108
Total	(46)	(355)	(630)	3	(118)	25	(1,121)
2007
Income (expenses) from financial assets and liabilities held for trading	(42)	(775)	338	4	(46)	9	(512)
Income from financial assets designated at fair value through income	42	181	42	47	2	(8)	306
Income (expenses) from financial liabilities designated at fair value through income	—	1	(26)	—	—	1	(24)
Expenses from financial liabilities for puttable equity instruments (net)	(2)	(76)	—	(35)	—	—	(113)
Total	(2)	(669)	354	16	(44)	2	(343)

Six months ended June 30,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Managment € mn	Corporate € mn	Consolidation € mn	Group € mn
2008
Income (expenses) from financial assets and liabilities held for trading	28	396	(1,403)	16	92	12	(859)
Income (expenses) from financial assets designated at fair value through income	(7)	(814)	154	(67)	(2)	—	(736)
Income from financial liabilities designated at fair value through income	—	—	57	—	—	—	57
Income from financial liabilities for puttable equity instruments (net)	10	305	—	50	—	—	365
Total	31	(113)	(1,192)	(1)	90	12	(1,173)
2007
Income (expenses) from financial assets and liabilities held for trading	(86)	(1,189)	689	3	36	13	(534)
Income from financial assets designated at fair value through income	72	320	74	69	5	(8)	532
Income (expenses) from financial liabilities designated at fair value through income	2	9	(68)	—	—	1	(56)
Expenses from financial liabilities for puttable equity instruments (net)	(2)	(119)	—	(49)	—	—	(170)
Total	(14)	(979)	695	23	41	6	(228)

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2008 includes in the Life/Health segment income of €407 mn (2007: expenses of €1,208 mn) from derivative financial instruments. Expenses of €64 mn (2007: €771 mn) results from the purchase of forward contracts for interest bonds and forward sales of shares. Also included are expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €208 mn (2007: €142 mn) and income from other derivative financial instruments of €679 mn (2007: expenses of €295 mn).

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Trading in interest products	(49)	128	(46)	283
Trading in loan products 1)	(622)	41	(1,314)	125
Trading in equity products	5	137	(97)	260
Foreign exchange/ precious metals trading	54	40	203	92
Other trading activities	(85)	(8)	(149)	(71)
Total	(697)	338	(1,403)	689

1)

For the three and six months ended June 30, 2008 includes write-downs of €286 mn (2007: €36 mn) and of €1,131 mn (2007: €36 mn) for asset-backed securities held for trading of Dresdner Bank, respectively.

Corporate Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2008, includes in the Corporate segment expenses of €82 mn (2007: income of €86 mn) from derivative financial instruments for which hedge accounting is not applied. This includes income from derivative financial instruments embedded in exchangeable bonds of €133 mn

(2007: expenses of €216 mn), expenses from derivative financial instruments which partially hedge the exchangeable bonds, however, which do not qualify for hedge accounting, of €7 mn (2007: income of €164 mn), and expenses from other derivative financial instruments of €208 mn (2007: income of €138 mn).

22 Realized gains/losses (net)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Realized gains
Available-for-sale investments
Equity securities	1,960	1,427	3,580	4,585
Debt securities	89	103	267	242
Subtotal	2,049	1,530	3,847	4,827
Investments in associates and joint ventures1)	2	38	68	45
Real estate held for investment	11	108	177	217
Loans to banks and customers	28	16	37	25
Subtotal	2,090	1,692	4,129	5,114
Realized losses
Available-for-sale investments
Equity securities	(409)	(90)	(970)	(144)
Debt securities	(237)	(450)	(323)	(586)
Subtotal	(646)	(540)	(1,293)	(730)
Investments in associates and joint ventures2)	(2)	(3)	(5)	(6)
Real estate held for investment	2	(33)	(50)	(40)
Loans to banks and customers	(50)	(28)	(60)	(41)
Subtotal	(696)	(604)	(1,408)	(817)
Total	1,394	1,088	2,721	4,297

1)	During the three and six months ended June 30, 2008, includes realized gains from the disposal of subsidiaries and businesses of €— mn (2007: €6 mn) and € 66 mn (2007: €7 mn) respectively.
2)	During the three and six months ended June 30, 2008, includes realized losses from the disposal of subsidiaries of €— mn (2007: €1 mn) and €1 mn (2007: €1 mn) respectively.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

23 Fee and commission income

Three months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	184	(1)	183	183	(1)	182
Service agreements	109	(16)	93	97	(6)	91
Subtotal	293	(17)	276	280	(7)	273
Life/Health
Service agreements	40	(11)	29	37	4	41
Investment advisory	126	(10)	116	122	1	123
Other	2	(2)	—	5	(5)	—
Subtotal	168	(23)	145	164	—	164
Banking
Securities business	347	(43)	304	362	(45)	317
Investment advisory	77	(24)	53	154	(38)	116
Payment transactions	91	(1)	90	91	(1)	90
Mergers and acquisitions advisory	17	—	17	72	—	72
Underwriting business	17	—	17	19	—	19
Other	198	(40)	158	225	(22)	203
Subtotal	747	(108)	639	923	(106)	817
Asset Management
Management fees	840	(33)	807	876	(30)	846
Loading and exit fees	64	—	64	80	—	80
Performance fees	30	—	30	21	—	21
Other	118	—	118	103	(2)	101
Subtotal	1,052	(33)	1,019	1,080	(32)	1,048
Corporate
Service agreements	52	(23)	29	44	(24)	20
Other	(5)	—	(5)	—	—	—
Subtotal	47	(23)	24	44	(24)	20
Total	2,307	(204)	2,103	2,491	(169)	2,322

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

23 Fee and commission income (continued)

Six months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	355	(1)	354	356	(1)	355
Service agreements	205	(19)	186	196	(11)	185
Subtotal	560	(20)	540	552	(12)	540
Life/Health
Service agreements	74	(14)	60	91	(7)	84
Investment advisory	260	(19)	241	236	(7)	229
Other	5	(5)	—	8	(8)	—
Subtotal	339	(38)	301	335	(22)	313
Banking
Securities business	695	(88)	607	827	(94)	733
Investment advisory	163	(53)	110	308	(76)	232
Payment transactions	182	(2)	180	182	(1)	181
Mergers and acquisitions advisory	40	—	40	113	—	113
Underwriting business	27	—	27	42	—	42
Other	424	(59)	365	429	(31)	398
Subtotal	1,531	(202)	1,329	1,901	(202)	1,699
Asset Management
Management fees	1,681	(60)	1,621	1,742	(60)	1,682
Loading and exit fees	130	—	130	162	—	162
Performance fees	43	—	43	37	—	37
Other	184	(1)	183	212	(4)	208
Subtotal	2,038	(61)	1,977	2,153	(64)	2,089
Corporate
Service agreements	111	(54)	57	89	(52)	37
Other	1	(1)	—	—	—	—
Subtotal	112	(55)	57	89	(52)	37
Total	4,580	(376)	4,204	5,030	(352)	4,678

24 Other income

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Income from real estate held for own use
Realized gains from disposals of real estate held for own use	4	3	352	94
Other income from real estate held for own use	6	—	6	—
Subtotal	10	3	358	94
Income from non-current assets and disposal groups held for sale	—	1	—	3
Other	5	2	8	2
Total	15	6	366	99

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

25 Income and expenses from fully consolidated private equity investments

Three months ended June 30,	manroland AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Income
Sales and service revenues	426	184	8	618
Other operating revenues	4	—	1	5
Interest income	4	—	—	4
Subtotal	434	184	9	627
Expenses
Cost of goods sold	(329)	(113)	(12)	(454)
Commissions	(45)	—	—	(45)
General and administrative expenses	(2)	(25)	(1)	(28)
Other operating expenses	(44)	—	—	(44)
Interest expenses	(5)	(19)	(3)	(27)
Subtotal	(425)	(157)	(16)	(598)
Total	9	27	(7)	29
2007
Income
Sales and service revenues	456	—	1	457
Other operating revenues	11	—	—	11
Interest income	2	—	—	2
Subtotal	469	—	1	470
Expenses
Cost of goods sold	(358)	—	(1)	(359)
Commissions	(40)	—	—	(40)
General and administrative expenses	(20)	—	—	(20)
Other operating expenses	(30)	—	—	(30)
Interest expenses	(7)	—	—	(7)
Subtotal	(455)	—	(1)	(456)
Total	14	—	—	14

Allianz Group Interim Report Second Quarter and First Half of 2008    Notes to the Condensed Consolidated Interim Financial Statements

25 Income and expenses from fully consolidated private equity investments (continued)

Six months ended June 30,	manroland AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Income
Sales and service revenues	800	368	22	1,190
Other operating revenues	8	—	1	9
Interest income	7	—	—	7
Subtotal	815	368	23	1,206
Expenses
Cost of goods sold	(619)	(226)	(14)	(859)
Commissions	(81)	—	—	(81)
General and administrative expenses	(41)	(80)	(1)	(122)
Other operating expenses	(44)	—	—	(44)
Interest expense	(9)	(36)	(3)	(48)
Subtotal	(794)	(342)	(18)	(1,154)
Total	21	26	5	52
2007
Income
Sales and service revenues	909	—	4	913
Other operating revenues	23	—	—	23
Interest income	5	—	—	5
Subtotal	937	—	4	941
Expenses
Cost of goods sold	(710)	—	(1)	(711)
Commissions	(79)	—	—	(79)
General and administrative expenses	(42)	—	—	(42)
Other operating expenses	(70)	—	—	(70)
Interest expense	(14)	—	—	(14)
Subtotal	(915)	—	(1)	(916)
Total	22	—	3	25

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

26 Claims and insurance benefits incurred (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Claims and insurance benefits paid	(6,576)	(4,529)	2	(11,103)
Change in loss and loss adjustment expenses	(102)	(108)	—	(210)
Subtotal	(6,678)	(4,637)	2	(11,313)
Ceded
Claims and insurance benefits paid	604	89	(2)	691
Change in loss and loss adjustment expenses	(173)	8	—	(165)
Subtotal	431	97	(2)	526
Net
Claims and insurance benefits paid	(5,972)	(4,440)	—	(10,412)
Change in loss and loss adjustment expenses	(275)	(100)	—	(375)
Total	(6,247)	(4,540)	—	(10,787)
2007
Gross
Claims and insurance benefits paid	(6,766)	(4,294)	7	(11,053)
Change in loss and loss adjustment expenses	(327)	(42)	1	(368)
Subtotal	(7,093)	(4,336)	8	(11,421)
Ceded
Claims and insurance benefits paid	689	180	(7)	862
Change in loss and loss adjustment expenses	138	(2)	(1)	135
Subtotal	827	178	(8)	997
Net
Claims and insurance benefits paid	(6,077)	(4,114)	—	(10,191)
Change in loss and loss adjustment expenses	(189)	(44)	—	(233)
Total	(6,266)	(4,158)	—	(10,424)

Six months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Claims and insurance benefits paid	(13,516)	(9,708)	4	(23,220)
Change in loss and loss adjustment expenses	(20)	(59)	—	(79)
Subtotal	(13,536)	(9,767)	4	(23,299)
Ceded
Claims and insurance benefits paid	1,290	230	(4)	1,516
Change in loss and loss adjustment expenses	(302)	(16)	—	(318)
Subtotal	988	214	(4)	1,198
Net
Claims and insurance benefits paid	(12,226)	(9,478)	—	(21,704)
Change in loss and loss adjustment expenses	(322)	(75)	—	(397)
Total	(12,548)	(9,553)	—	(22,101)
2007
Gross
Claims and insurance benefits paid	(14,470)	(9,182)	13	(23,639)
Change in loss and loss adjustment expenses	203	(32)	—	171
Subtotal	(14,267)	(9,214)	13	(23,468)
Ceded
Claims and insurance benefits paid	1,601	382	(13)	1,970
Change in loss and loss adjustment expenses	17	(28)	—	(11)
Subtotal	1,618	354	(13)	1,959
Net
Claims and insurance benefits paid	(12,869)	(8,800)	—	(21,669)
Change in loss and loss adjustment expenses	220	(60)	—	160
Total	(12,649)	(8,860)	—	(21,509)

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

27 Change in reserves for insurance and investment contracts (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Aggregate policy reserves	(67)	(887)	—	(954)
Other insurance reserves	5	(29)	—	(24)
Expenses for premium refunds	(12)	(481)	(8)	(501)
Subtotal	(74)	(1,397)	(8)	(1,479)
Ceded
Aggregate policy reserves	3	5	1	9
Other insurance reserves	—	1	—	1
Expenses for premium refunds	1	2	—	3
Subtotal	4	8	1	13
Net
Aggregate policy reserves	(64)	(882)	1	(945)
Other insurance reserves	5	(28)	—	(23)
Expenses for premium refunds	(11)	(479)	(8)	(498)
Total	(70)	(1,389)	(7)	(1,466)
2007
Gross
Aggregate policy reserves	(93)	(1,337)	—	(1,430)
Other insurance reserves	(2)	(29)	—	(31)
Expenses for premium refunds	(15)	(906)	(24)	(945)
Subtotal	(110)	(2,272)	(24)	(2,406)
Ceded
Aggregate policy reserves	9	57	—	66
Other insurance reserves	1	(1)	—	—
Expenses for premium refunds	3	5	—	8
Subtotal	13	61	—	74
Net
Aggregate policy reserves	(84)	(1,280)	—	(1,364)
Other insurance reserves	(1)	(30)	—	(31)
Expenses for premium refunds	(12)	(901)	(24)	(937)
Total	(97)	(2,211)	(24)	(2,332)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

27 Change in reserves for insurance and investment contracts (net) (continued)

Six months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Aggregate policy reserves	(132)	(2,167)	—	(2,299)
Other insurance reserves	2	(41)	—	(39)
Expenses for premium refunds	29	(1,004)	(21)	(996)
Subtotal	(101)	(3,212)	(21)	(3,334)
Ceded
Aggregate policy reserves	(14)	9	1	(4)
Other insurance reserves	7	3	—	10
Expenses for premium refunds	9	8	—	17
Subtotal	2	20	1	23
Net
Aggregate policy reserves	(146)	(2,158)	1	(2,303)
Other insurance reserves	9	(38)	—	(29)
Expenses for premium refunds	38	(996)	(21)	(979)
Total	(99)	(3,192)	(20)	(3,311)
2007
Gross
Aggregate policy reserves	(155)	(1,841)	—	(1,996)
Other insurance reserves	(2)	(123)	—	(125)
Expenses for premium refunds	(36)	(2,952)	(55)	(3,043)
Subtotal	(193)	(4,916)	(55)	(5,164)
Ceded
Aggregate policy reserves	8	76	—	84
Other insurance reserves	2	(5)	—	(3)
Expenses for premium refunds	5	10	—	15
Subtotal	15	81	—	96
Net
Aggregate policy reserves	(147)	(1,765)	—	(1,912)
Other insurance reserves	—	(128)	—	(128)
Expenses for premium refunds	(31)	(2,942)	(55)	(3,028)
Total	(178)	(4,835)	(55)	(5,068)

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

28 Interest expenses

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Liabilities to banks and customers	(964)	(929)	(1,834)	(1,762)
Deposits retained on reinsurance ceded	(10)	(34)	(36)	(54)
Certificated liabilities	(412)	(417)	(899)	(797)
Participating certificates and subordinated liabilities	(186)	(181)	(351)	(359)
Other	(48)	(280)	(326)	(467)
Total	(1,620)	(1,841)	(3,446)	(3,439)

29 Loan loss provisions

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Additions to allowances including direct impairments	(131)	(153)	(249)	(259)
Amounts released	16	38	73	89
Recoveries on loans previously impaired	50	41	101	98
Total	(65)	(74)	(75)	(72)

30 Impairments of investments (net)

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Impairments
Available-for-sale investments
Equity securities	(1,465)	(95)	(2,909)	(176)
Debt securities	(56)	(1)	(109)	(1)
Subtotal	(1,521)	(96)	(3,018)	(177)
Investments in associates and joint ventures	(5)	—	(5)	—
Real estate held for investment	(2)	(7)	(20)	(9)
Subtotal	(1,528)	(103)	(3,043)	(186)
Reversals of impairments
Available-for-sale investments
Debt securities	—	—	—	13
Real estate held for investment	2	1	20	4
Subtotal	2	1	20	17
Total	(1,526)	(102)	(3,023)	(169)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

31 Investment expenses

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Investment management expenses	(94)	(119)	(198)	(222)
Depreciation from real estate held for investment	(43)	(50)	(87)	(104)
Other expenses from real estate held for investment	(47)	(58)	(74)	(130)
Foreign currency gains and losses (net)
Foreign currency gains	174	155	484	282
Foreign currency losses	(150)	(130)	(722)	(289)
Subtotal	24	25	(238)	(7)
Total	(160)	(202)	(597)	(463)

32 Acquisition and administrative expenses (net)

Three months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(1,847)	—	(1,847)	(1,810)	—	(1,810)
Commissions and profit received on reinsurance business ceded	132	—	132	194	(1)	193
Deferrals of acquisition costs	1,005	—	1,005	890	—	890
Amortization of deferred acquisition costs	(1,053)	—	(1,053)	(950)	—	(950)
Subtotal	(1,763)	—	(1,763)	(1,676)	(1)	(1,677)
Administrative expenses	(826)	3	(823)	(1,029)	28	(1,001)
Subtotal	(2,589)	3	(2,586)	(2,705)	27	(2,678)
Life/Health
Acquisition costs
Incurred	(892)	—	(892)	(928)	—	(928)
Commissions and profit received on reinsurance business ceded	17	—	17	40	—	40
Deferrals of acquisition costs	572	—	572	634	—	634
Amortization of deferred acquisition costs	(571)	—	(571)	(455)	—	(455)
Subtotal	(874)	—	(874)	(709)	—	(709)
Administrative expenses	(411)	(3)	(414)	(406)	(25)	(431)
Subtotal	(1,285)	(3)	(1,288)	(1,115)	(25)	(1,140)
Banking
Personnel expenses	(666)	2	(664)	(820)	—	(820)
Non-personnel expenses	(499)	7	(492)	(514)	23	(491)
Subtotal	(1,165)	9	(1,156)	(1,334)	23	(1,311)
Asset Management
Personnel expenses	(373)	—	(373)	(383)	—	(383)
Non-personnel expenses	(171)	5	(166)	(172)	7	(165)
Subtotal	(544)	5	(539)	(555)	7	(548)
Corporate
Administrative expenses	(73)	1	(72)	(251)	(22)	(273)
Subtotal	(73)	1	(72)	(251)	(22)	(273)
Total	(5,656)	15	(5,641)	(5,960)	10	(5,950)

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

32 Acquisition and administrative expenses (net) (continued)

Six months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(3,987)	—	(3,987)	(3,963)	—	(3,963)
Commissions and profit received on reinsurance business ceded	348	(1)	347	362	(1)	361
Deferrals of acquisition costs	2,456	—	2,456	2,477	—	2,477
Amortization of deferred acquisition costs	(2,167)	—	(2,167)	(2,217)	—	(2,217)
Subtotal	(3,350)	(1)	(3,351)	(3,341)	(1)	(3,342)
Administrative expenses	(1,630)	12	(1,618)	(2,039)	44	(1,995)
Subtotal	(4,980)	11	(4,969)	(5,380)	43	(5,337)
Life/Health
Acquisition costs
Incurred	(1,875)	1	(1,874)	(1,845)	1	(1,844)
Commissions and profit received on reinsurance business ceded	42	—	42	88	—	88
Deferrals of acquisition costs	1,192	—	1,192	1,261	—	1,261
Amortization of deferred acquisition costs	(939)	—	(939)	(637)	—	(637)
Subtotal	(1,580)	1	(1,579)	(1,133)	1	(1,132)
Administrative expenses	(813)	1	(812)	(856)	(35)	(891)
Subtotal	(2,393)	2	(2,391)	(1,989)	(34)	(2,023)
Banking
Personnel expenses	(1,410)	2	(1,408)	(1,727)	—	(1,727)
Non-personnel expenses	(973)	7	(966)	(1,017)	32	(985)
Subtotal	(2,383)	9	(2,374)	(2,744)	32	(2,712)
Asset Management
Personnel expenses	(795)	—	(795)	(808)	—	(808)
Non-personnel expenses	(355)	4	(351)	(337)	13	(324)
Subtotal	(1,150)	4	(1,146)	(1,145)	13	(1,132)
Corporate
Administrative expenses	(219)	12	(207)	(368)	(16)	(384)
Subtotal	(219)	12	(207)	(368)	(16)	(384)
Total	(11,125)	38	(11,087)	(11,626)	38	(11,588)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

33 Fee and commission expenses

Three months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(155)	—	(155)	(116)	1	(115)
Service agreements	(93)	2	(91)	(74)	4	(70)
Subtotal	(248)	2	(246)	(190)	5	(185)
Life/Health
Service agreements	(23)	14	(9)	(7)	—	(7)
Investment advisory	(47)	3	(44)	(36)	2	(34)
Subtotal	(70)	17	(53)	(43)	2	(41)
Banking
Securities business	(59)	—	(59)	(45)	—	(45)
Investment advisory	(38)	—	(38)	(50)	2	(48)
Payment transactions	(6)	—	(6)	(6)	—	(6)
Mergers and acquisitions advisory	3	—	3	(9)	—	(9)
Underwriting business	—	—	—	(1)	—	(1)
Other	(50)	15	(35)	(46)	7	(39)
Subtotal	(150)	15	(135)	(157)	9	(148)
Asset Management
Commissions	(214)	83	(131)	(241)	110	(131)
Other	(117)	5	(112)	(74)	1	(73)
Subtotal	(331)	88	(243)	(315)	111	(204)
Corporate
Service agreements	(38)	2	(36)	(26)	3	(23)
Other	1	—	1	—	—	—
Subtotal	(37)	2	(35)	(26)	3	(23)
Total	(836)	124	(712)	(731)	130	(601)

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

33 Fee and commission expenses (continued)

Six months ended June 30,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(293)	—	(293)	(234)	1	(233)
Service agreements	(203)	3	(200)	(153)	8	(145)
Subtotal	(496)	3	(493)	(387)	9	(378)
Life/Health
Service agreements	(43)	18	(25)	(28)	8	(20)
Investment advisory	(87)	8	(79)	(77)	3	(74)
Subtotal	(130)	26	(104)	(105)	11	(94)
Banking
Securities business	(99)	—	(99)	(85)	—	(85)
Investment advisory	(78)	—	(78)	(96)	4	(92)
Payment transactions	(12)	—	(12)	(11)	—	(11)
Mergers and acquisitions advisory	—	—	—	(12)	—	(12)
Underwriting business	—	—	—	(1)	—	(1)
Other	(101)	18	(83)	(98)	10	(88)
Subtotal	(290)	18	(272)	(303)	14	(289)
Asset Management
Commissions	(426)	167	(259)	(476)	222	(254)
Other	(185)	9	(176)	(166)	2	(164)
Subtotal	(611)	176	(435)	(642)	224	(418)
Corporate
Service agreements	(66)	3	(63)	(61)	5	(56)
Subtotal	(66)	3	(63)	(61)	5	(56)
Total	(1,593)	226	(1,367)	(1,498)	263	(1,235)

34 Income taxes

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Current income tax expense	(371)	(654)	(818)	(1,340)
Deferred income tax expense	(181)	(204)	(408)	(485)
Total	(552)	(858)	(1,226)	(1,825)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

35 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

Reconciliation of basic and diluted earnings per share

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Numerator for basic earnings per share (net income)	1,542	2,140	2,690	5,380
Effect of dilutive securities	(10)	—	(32)	1
Numerator for diluted earnings per share (net income after assumed conversion)	1,532	2,140	2,658	5,381
Denominator for basic earnings per share (weighted-average shares)	448,412,817	441,507,123	449,818,651	436,618,651
Dilutive securities
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	—	1,051,153	140,715	1,008,321
Share-based compensation plans	1,178,270	42,837	1,664,019	93,698
Derivatives on own shares	935,570	6,790,408	1,322,705	6,291,475
Subtotal	3,583,283	9,353,841	4,596,882	8,862,937
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	451,996,100	450,860,964	454,415,533	445,481,588
Basic earnings per share	€3.44	€4.85	€5.98	€12.32
Diluted earnings per share	€3.39	€4.75	€5.85	€12.08

For the six months ended June 30, 2008, the weighted average number of shares excludes 1,975,305 (2007: 1,251,988) treasury shares.

Allianz Group Interim Report Second Quarter and First Half of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Other Information

36 Supplemental information on the Banking Segment

Net interest income from the Banking Segment

	Three months ended June 30,			Six months ended June 30,
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
2008
Interest and similar income	2,067	(13)	2,054	4,305	(59)	4,246
Interest expense	(1,340)	40	(1,300)	(2,882)	109	(2,773)
Net interest income	727	27	754	1,423	50	1,473
2007
Interest and similar income	2,214	(32)	2,182	4,423	(43)	4,380
Interest expense	(1,484)	53	(1,431)	(2,765)	84	(2,681)
Net interest income	730	21	751	1,658	41	1,699

Net fee and commission income from the Banking Segment

	Three months ended June 30,			Six months ended June 30,
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
2008
Fee and commission income	747	(108)	639	1,531	(202)	1,329
Fee and commission expense	(150)	15	(135)	(290)	18	(272)
Net fee and commission income	597	(93)	504	1,241	(184)	1,057
2007
Fee and commission income	923	(106)	817	1,901	(202)	1,699
Fee and commission expense	(157)	9	(148)	(303)	14	(289)
Net fee and commission income	766	(97)	669	1,598	(188)	1,410

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

	Three months ended June 30,		Six months ended June 30,
	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Securities business	288	317	596	742
Investment advisory	39	104	85	212
Payment transactions	85	85	170	171
Merger and acquisitions advisory	20	63	40	101
Underwriting business	17	18	27	41
Other	148	179	323	331
Total	597	766	1,241	1,598

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2008

37 Supplemental information on the condensed consolidated statements of cash flows

Six months ended June 30,	2008 € mn	2007 € mn
Income taxes paid	(1,604)	(1,147)
Dividends received	1,384	1,460
Interest received	11,671	11,043
Interest paid	(4,359)	(3,359)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(450)	(812)
Certificated liabilities	(450)	(812)
Novation of quota share reinsurance agreement:
Reinsurance assets	(29)	(1,216)
Deferred acquisition costs	1	71
Payables from reinsurance contracts	(28)	(1,145)
Effects from buy-out of AGF minorities:
Revenue reserves	—	(1,843)
Unrealized gains and losses (net)	—	146
Minority interests	—	(1,068)
Paid-in capital	—	2,765
Effects from first consolidation of K2:
Financial assets held for trading	107	—
Financial assets designated at fair value through income	8,665	—
Loans and advances to banks and customers	1,714	—
Other assets	51	—
Financial liabilities held for trading	497	—
Financial liabilities designated at fair value through income	8,889	—
Liabilities to banks and customers	1,076	—
Other liabilities	75	—

38 Other information

Number of employees

	As of June 30, 2008	As of December 31, 2007
Germany	70,702	72,063
Other countries	110,605	109,144
Total	181,307	181,207

39 Subsequent events

Acquisition of further stakes in Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik

In April 2008, the Allianz Group signed a share purchase agreement regarding the acquisition of a shareholding in Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik. The transaction has been approved by the relevant regulatory and competition board on July 20, 2008.

With this transaction, the Allianz Group acquired 47.1% of shares in the non-life insurer Koç Allianz Sigorta AŞ and 49.0% of the shares in the life-insurance and pension company Koç Allianz Hayat ve Emeklilik for a total consideration of €373 mn so that Allianz Group now controls 84.2% and 87.0% respectively.

Monoline insurer XL Capital Assurance

CDOs which Dresdner Bank issued in 2005/2006 are hedged using credit default swaps written by the monoline insurer XL Capital Assurance (XLCA). XLCA is currently negotiating the conditions of its restructuring with some counterparties of credit derivatives and insurance contracts. Dresdner Bank has participated in the negotiations since August 1, 2008. Its outcome is uncertain at present and not expected to be finalized before mid of October 2008.

Munich, August 6, 2008

Allianz SE

The Board of Management

Allianz Group Interim Report Second Quarter and First Half of 2008     Responsibility statement

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the condensed consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, August 6, 2008

Allianz SE

The Board of Management

Review report     Allianz Group Interim Report Second Quarter and First Half of 2008

Review report

To Allianz SE, Munich

We have reviewed the condensed consolidated interim financial statements of the Allianz SE, Munich - comprising balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes - together with the interim group management report of the Allianz SE, Munich for the period from January 1 to June 30, 2008 that are part of the half year financial report according to § 37 w WpHG [“Wertpapier-handelsgesetz”: “German Securities Trading Act”]. The preparation of the condensed consolidated interim financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (“IASB”), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We performed our review of the condensed consolidated interim financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (“IDW”). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed consolidated interim financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, August 6, 2008

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Johannes Pastor	Dirk Hildebrand
Independent Auditor	Independent Auditor

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax +49 89 38 00 3425

info@allianz.com

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting